Exhibit 99.2

AGREEMENT OF UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION OF
COMMON SHARES ISSUED BY BRF — BRASIL FOODS S.A.

The parties to this “Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A.” (“Agreement”) are:

I.             in the capacity of issuer and offeror (“Company”):

BRF — BRASIL FOODS S.A. (previously named Perdigão S.A.), a publicly-held corporation with authorized capital with head office in the City of Itajaí, in the State of Santa Catarina, at Rua Jorge Tzachel 475, Bairro Fazenda, enrolled with the Brazilian Registry of Legal Entities under n.º 01.838.723/0001-27, herein represented pursuant to its by-laws;

II.            in the capacity of intermediary institutions (“Brazilian Underwriters”):

BANCO UBS PACTUAL S.A., a financial institution with head office in the City of São Paulo, in the State of São Paulo, at Av. Brig. Faria Lima 3729, 8th to 10th floors, enrolled with the Brazilian Registry of Legal Entities under n.º 30.306.294/0002-26, herein represented pursuant to its by-laws (“Lead Underwriter”), which designation is provided for the purposes of the Brazilian Securities and Exchange Commission (“CVM”) Instruction n.º 400, of December 29, 2003, as amended (“CVM Instruction 400”);

BB BANCO DE INVESTIMENTO S.A., a financial institution with head office in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Rua Senador Dantas 105, 36th floor, enrolled with the Brazilian Registry of Legal Entities under n.º 24.933.830/0001-30, herein represented pursuant to its by-laws (“BB BI”);

BANCO J.P. MORGAN S.A., a financial institution with head office in the City of São Paulo, in the State of São Paulo, at Av. Brig. Faria Lima 3729, 14th floor, enrolled with the Brazilian Registry of Legal Entities under n.º 33.172.537/0001-98, herein represented pursuant to its by-laws (“J.P. Morgan”); and

BANCO SANTANDER (BRASIL) S.A., a financial institution with head office in the City of São Paulo, in the State of São Paulo, at Rua Amador Bueno 474, enrolled with the Brazilian Registry of Legal Entities under n.º 90.400.888/0001-42, herein represented pursuant to its by-laws (“Santander”); and

III.           in the capacity of intervening and consenting parties:

SADIA S.A., a publicly-held corporation with authorized capital with head office in the City of Concórdia, in the State of Santa Catarina, at Rua Senador Atílio Fontana 86, enrolled with the Brazilian Registry of Legal Entities under n.º 20.730.099/0001-94, herein represented pursuant to its by-laws; and

BM&F BOVESPA S.A. — BOLSA DE VALORES, MERCADORIAS E FUTUROS, a company with head office in the City of São Paulo, in the State of São Paulo, at Praça Antonio Prado 48, enrolled with the Brazilian Registry of Legal Entities under n.º 09.346.601/0001-25, herein represented pursuant to its by-laws (“BM&FBOVESPA”);

WHEREAS:

(A)          the Company’s Board of Directors, (i) in a meeting held on May 29, 2009, which minutes was filed with the Trade Board of the State of São Paulo (“JUCESP”) on June 19, 2009 and published in the Official Gazette of the State of São Paulo (“DOESP”) and in the “Valor Econômico” newspaper on June 17, 2009, approved the conduct of the Global Offering (as defined below), with preemptive right conferred upon the Shareholders (as defined below), in conformity with Article 21 of CVM Instruction 400, and upon the Sadia Shareholders (as defined below), in conformity Article 33, paragraph 3, of CVM Instruction 400, and authorized the Company’s Board of Executive Officers to perform any and all actions and execute any and all documents necessary to the implementation of said resolutions; and (ii) in a meeting held on June 19, 2009, which minutes were filed with JUCESP on July 3, 2009 and published in the DOESP on July 4, 2009 and in the “Valor Econômico” newspaper on July 3, 2009, approved the issuance of the Shares (as defined below) within the scope of the Global Offering, pursuant to the resolutions approved by the Company’s Board of Directors in a meeting held on May 29, 2009.  The Company’s Board of Directors, in a meeting held on July 21, 2009, which minutes will be filed with the Trade Board of the State of Santa Catarina and will be published in the Official Gazette of the State of Santa Catarina and which were published in the “Valor Econômico” newspaper on the date of publication of the announcement of commencement of the Brazilian Offering (as defined below) (“Announcement of Commencement”), approved the increase of the Company’s share capital, within the limit of the authorized capital set forth in the Company’s by-laws, upon the issuance of the Shares, with a potential issuance of the Over-allotment Shares (as defined below), and the Price per Share (as defined below), calculated in accordance with Article 170, paragraph 1, item III, of Law n.º 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and determined based on the quotation of the common shares issued by the Company on

BM&FBOVESPA and the Company’s ADRs (as defined below) on the New York Stock Exchange (“NYSE”), and the result from the Bookbuilding Procedure (as defined below);

(B)          the Brazilian Underwriters participate in the securities distribution system and are duly authorized to operate in the Brazilian capital markets; and

(C)          the Company and the Brazilian Underwriters wish to set forth the terms and conditions for the conduct of the Brazilian Offering;

NOW, THEREFORE, the parties hereto have decided to enter into this Agreement, which shall be governed by the following terms and conditions:

1.             PURPOSE

1.1           The purpose hereof is to set forth the terms and conditions whereupon the Brazilian Underwriters shall carry out the Brazilian Offering, in Brazil, on the non-organized over-the-counter market, in accordance with the provisions set forth in CVM Instruction 400, and any other applicable legal provisions.

2.             GLOBAL OFFERING

2.1           The number of common shares, registered, book-entry and without par value issued by the Company set forth in item 1.1 of the Appendix I hereto (“Shares”) shall be offered, by means of primary public offering (i) in Brazil (“Shares of the Brazilian Offering”), on non-organized over-the-counter market, in conformity with CVM Instruction 400 and any other applicable legal provisions, with placement efforts abroad, in an offering registered pursuant to the U.S. Securities Act of 1933, as amended (“Securities Act”), subject to the legislation in force in the domicile country of each investor, through the investment methods regulated by the National Monetary Council (“CMN”), the Central Bank of Brazil (“Central Bank”) and CVM (“Brazilian Offering”); and (ii) abroad (“Shares of the International Offering”), in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each ADS representing two Shares, by means of an offering registered pursuant to the Securities Act, subject to the legislation in force in the domicile country of each investor (“International Offering” and jointly with the Brazilian Offering, the “Global Offering”).

2.2           The Shares may be reallocated among the Brazilian Offering and the International Offering, by virtue of the demand verified in Brazil and abroad during the course of the Global Offering.

2.3           The Shares have been admitted for trading in the special securities trading segment of BM&FBOVESPA, governed by the Novo Mercado Listing

Regulation of BM&FBOVESPA (“Novo Mercado Regulation”), under the symbol “PRGA3”.

2.4           The ADRs will be issued abroad by The Bank of New York Mellon, the depositary bank of the ADSs (“Depositary of the GDSs”), in conformity with the Deposit Agreement entered into by and among the Company and the Depositary of the ADSs (“Deposit Agreement for Issuance of ADRs”).  The Shares of the International Offering evidenced by the ADSs will be deposited with Banco Itaú S.A. (“Custodian of the Shares of the International Offering”) in Brazil, pursuant to the terms and conditions set forth in the Custody Agreement entered into by and among the Depositary of the ADSs and the Custodian of the Shares of the International Offering (“Custody Agreement of the Shares of the International Offering”).

3.             OVER-ALLOTMENT SHARES

3.1           Pursuant to Article 24 of CVM Instruction 400, the total number of the Shares originally offered may be increased by up to a percentage rate of 15% (fifteen percent), that is, up to the number of common shares issued by the Company indicated in item 1.2 of the Appendix I hereto, based on the same terms, conditions and price of the Shares originally offered (“Over-allotment Shares”), in accordance with the option hereby granted, by the Company, to the Lead Underwriter, which shall be allocated for the purpose of covering any potential over-allotments verified during the course of the Global Offering (“Over-allotment Option”).  The Lead Underwriter shall have the sole right, as of the execution date hereof and for a period of up to 30 (thirty) days counted, inclusive, from the date of publication of the Announcement of Commencement (“Exercise Period”), to exercise the Over-allotment Option, wholly or partially, one or more times, after the delivery of notice to the other Brazilian Underwriters, provided that the decision to over-allot the Shares of the Brazilian Offering on the date of definition of the Price per Share has been taken by the Brazilian Underwriters upon mutual agreement, in accordance with the following procedures:

I.              each exercise, by the Lead Underwriter, of the Over-allotment Option, shall be carried out, after delivery of notice in writing to the other Brazilian Underwriters, by means of a notice in writing to be delivered to the Company within the Exercise Period, indicating the number of Over-allotment Shares, that are subject to the exercise;

II.            the Lead Underwriter shall provide notice of the exercise of the Over-allotment Option, by providing notice of the exercise date and the number of Over-allotment Shares that are subject to the exercise of the Over-allotment Option (a) to BM&FBOVESPA, on the respective date of exercise of the Over-allotment Option; and (b) to CVM, within a period of up to 1 (one) business day counted from the respective date of exercise of the Over-allotment Option;

III.           within a period of up to 3 (three) business days counted from the receipt of the notice referred to in the preceding item I above, the Company shall adopt any and all necessary measures, including corporate resolutions, if applicable, for purposes of issuance and deposit of the Over-allotment Shares, that are subject to the exercise of the Over-allotment Option, in the custody account indicated by the Lead Underwriter; and

IV.           the subscription price of the Over-allotment Shares shall be equivalent to the Price per Share, multiplied by the number of Over-allotment Shares, that are subject to the exercise of the Over-allotment Option, net of the values payable as Compensation (as defined below), Expenses (as defined below) and taxes to be reimbursed in conformity with Section 11.3 below, and shall be paid by the Lead Underwriter up to the 3rd (third) business day counted from the respective date of exercise of the Over-allotment Option, but not prior to the date of publication of the Announcement of Commencement, in consideration for the transfer of the respective Over-allotment Shares, that are subject to the exercise of the Over-allotment Option (“Closing Date of the Over-allotment Shares”).

4.             RIGHTS, PRIVILEGES AND RESTRICTIONS OF THE SHARES

4.1           The Shares shall confer upon the holders thereof any and all rights and privileges and will be subject to the restrictions arising out of the Brazilian Corporate Law, the Novo Mercado Regulation and the Company’s by-laws, amongst which: (i) the right to vote in the Company’s general meetings, it being understood that each Share shall correspond to one vote; (ii) the right to receive the mandatory dividend, in each fiscal year, equivalent to the percentage rate of 25% (twenty five percent) of the net income adjusted in conformity with Article 202 of the Brazilian Corporate Law; (iii) the right to dispose the Shares based upon the same terms and conditions afforded to the selling controlling shareholder, in the event of disposal of, whether directly or indirectly, on remunerated basis, the Company’s shareholding control, both by means of one single transaction or a series of successive transactions (tag along at the percentage rate of 100% (one hundred percent) of the price); and (iv) the right to receive in full any dividends and other distributions of any nature whatsoever declared by the Company as of the Closing Date (as defined below).

4.2           For a period of 90 (ninety) days counted from the date of the Final Prospectus (as defined below), the Company and the members of the Company’s Board of Directors and the members of the Company’s Board of Executive Officers, except upon the previous consent in writing of the Brazilian Underwriters and the International Underwriters, and subject to certain other exceptions, undertake not to offer, sell, contract to sell or pledge any common shares issued by the Company and/or the Company’s ADRs held by the Company and the members of the Company’s Board of Directors and the members of the Company’s Board of Executive Officers, or file a registration application with the Securities and Exchange Commission (“SEC”) or the CVM, relating to the common shares issued by the Company and/or the Company’s ADRs, or securities convertible into, or exchangeable or exercisable for, any common share issued by the Company, or warrants or any other rights to purchase any shares issued by the Company, or publicly disclose the intent to make any such offer, sale, disposal or filing.

5.             PRICE PER SHARE

5.1           The Price per Share, indicated in item 2.1 of the Appendix I hereto (“Price per Share”), was established after the conclusion of the bookbuilding procedure carried with Institutional Investors (as defined below) by the Brazilian Underwriters and the International Underwriters, as set forth in Article 44 of CVM Instruction 400 (“Bookbuilding Procedure”).  Pursuant to Article 170, paragraph 1, item III, of the Brazilian Corporate Law, the selection of the criteria for definition of the Price per Share is explained by the fact that the Price per Share will not give rise to the unreasonable dilution of the then Company’s shareholders and that the Shares will be offered by means of a public offering, whereupon the market value of the Shares was determined based on (i) the price of the common shares issued by the Company on the BM&FBOVESPA and the Company’s ADRs on the NYSE; and (ii) the result of the Bookbuilding Procedure, that reflects the value based on which the Institutional Investors submitted the investment intentions within the scope of the Global Offering.  The Shareholders and the Sadia Shareholders, within the scope of the Priority Offering (as defined below), and the Non-institutional Investors (as defined below), within the scope of the Retail Offering (as defined below), have not participated in the Bookbuilding Procedure and, therefore, have not participated in the definition of the Price per Share.

5.2           The participation of Institutional Investors that are Related Parties (as defined below) in the process for definition of the Price per Shares could be accepted, upon the participation thereof in the Bookbuilding Procedure, up to the percentage rate of 10% (ten percent) of the Shares originally offered (without taking into consideration the Over-allotment Shares and the Priority Offering).  In the event of verification of excess demand greater than 1/3 (one third) of the Shares originally offered (without taking into consideration the Over-allotment Shares and the Priority Offering), the placement, by the Brazilian Underwriters, within the scope of the Institutional Offering, of Shares of the Brazilian Offering to the Institutional Investors that are Related Parties shall not be permitted, and any investment intentions carried out within the scope of the Institutional Offering by Institutional Investors that are Related Parties will be automatically cancelled.  The investment made by virtue of derivative transactions (total return swaps) shall not be considered as investments made by Related Parties for the purposes of the Global Offering.  The participation of Institutional Investors that are Related Parties in the Bookbuilding Procedure may have adversely affected the definition of the Price per Share, and the investment in the Shares by Institutional Investors that are Related Parties may reduce the liquidity of the common shares issued by the Company and/or the Company’s ADRs in the secondary market.

6.             PLACEMENT SYSTEM

6.1           Pursuant to the publication of the Notice to the Market (as defined below), the disclosure of the preliminary prospectus of the Brazilian Offering (“Preliminary Prospectus”), the closing of the Reserve Period of the Priority Offering (as defined below) and the Reserve Period of the Retail Offering (as defined below), the conduct of the Bookbuilding Procedure, the approval of registration of the Global Offering by CVM, the publication of the Announcement of Commencement and the disclosure of the final prospectus of the Brazilian Offering (“Final Prospectus” and, jointly with the Preliminary Prospectus, the “Brazilian Prospectuses”), the Brazilian Underwriters will carry out the placement of the total Shares of the Brazilian Offering (other than the Over-allotment Shares) in accordance with the individual limits indicated in items 3.1, 3.2, 3.3 and 3.4 of the Appendix I hereto, under a firm settlement guarantee system, on an individual and not joint basis, subject to the provisions set forth herein.

6.2           The Brazilian Underwriters shall be granted a period of up to 3 (three) business days, counted from the date of publication of the Announcement of Commencement, to carry out the public placement of the Shares of the Brazilian Offering (other than the Over-allotment Shares, which shall be subject to the provisions set forth in Section 3.1 above) (“Placement Period”).

6.3           If, at the end of the Placement Period, the Shares of the Brazilian Offering have not been fully settled, each one of the Brazilian Underwriters, on an individual and not joint basis, shall subscribe, on the last day of the Placement Period, based on the Price per Share, in such proportion and up to the individual limit of each of the Brazilian Underwriters, based on the percentage rates indicated in items 3.1, 3.2, 3.3 and 3.4 of the Appendix I hereto, the respective total balance resulting from the difference between (i) the number of Shares of the Brazilian Offering indicated in items 3.1, 3.2, 3.3 and 3.4 of the Appendix I hereto (other than the Over-allotment Shares); and (ii) the number of Shares of the Brazilian Offering actually settled by the investors that subscribed said Shares.

6.4           The proportion set forth in item 6.3 above may be reallocated by the Brazilian Underwriters upon mutual agreement.

6.5           For the purposes of the provisions set forth in item 5 of Exhibit VI to CVM Instruction 400, in the event the Brazilian Underwriters eventually subscribe the Shares of the Brazilian Offering in conformity with Section 6.3 above and wish to sell any such Shares of the Brazilian Offering before the publication of the announcement of completion of the Brazilian Offering (“Announcement of Completion”), the sales price of any such Shares of the Brazilian Offering shall correspond to the market price of the common shares issued by the Company, limited to the Price per Share, it being, however, understood that the provisions set forth in this Section 6.5 shall not be applicable to the transactions carried out by virtue of the stabilization activities referred to in Section 10 below.

7.             TARGET INVESTOR BASE

7.1           Subject to the provisions set forth in Section 8, the Brazilian Underwriters shall carry out the Brazilian Offering to (i) holders of common shares issued by the Company, resident and domiciled or with their head office in Brazil (“Shareholders”), in conformity with Article 21 of CVM Instruction 400, and holders of common and preferred shares issued by Sadia S.A. (“Sadia”), both resident and domiciled or with their head office in Brazil (“Sadia Shareholders”), in conformity with Article 33, paragraph 3, of CVM Instruction 400, and which have submitted a Reserve Order (as defined below); (ii)  natural or legal investors, including investment funds registered with BM&FBOVESPA which are not considered as Institutional Investors, and which have submitted the Reserve Order (“Non-institutional Investors”); (iii) institutional investors, including investment funds, private pension investment funds, third-party fund management entities registered with CVM, entities authorized to operate by the Central Bank, investment funds, whose purpose is the investment in securities portfolios, registered with CVM and/or BM&FBOVESPA, insurance companies, capitalization entities, open and closed supplementary private pension entities, natural and legal persons and investment funds registered with BM&FBOVESPA in connection with the investment intentions exceeding the maximum investment limit for Non-

institutional Investors set forth in Section 8.6 below, item I (“Local Institutional Investors”); and (iv) Foreign Investors (as defined below) whose investment intentions exceed the maximum investment limit for Non-institutional Investors (“Foreign Institutional Investors” and, jointly with the Local Institutional Investors, “Institutional Investors”).

7.1.1        The Brazilian Underwriters may carry out the Brazilian Offering in accordance with the provisions set forth herein, on their own account and/or by means of the brokerage companies authorized to operate in BM&FBOVESPA and any other institutions that are not brokerage companies authorized to operate in BM&FBOVESPA, engaged by the Brazilian Underwriters solely to carry out efforts to place the Shares of the Brazilian Offering to the Non-institutional Investors (“Syndicated Underwriters”, and jointly with the Brazilian Underwriters, the “Institutions Participating in the Brazilian Offering”).

7.2           UBS Securities LLC, J.P. Morgan Securities Inc., Santander Investment Securities Inc. and other institutions (jointly, “International Underwriters”) shall carry out the placement of the Shares of the International Offering, in the form of ADSs, evidenced by ADRs, and the International Underwriters and BB Securities Limited shall carry out efforts to place the Shares of the Brazilian Offering abroad, in conformity with the International Underwriting Agreement (“International Underwriting Agreement”), to investors outside Brazil (“Foreign Investors”), subject to the legislation in force in the domicile country of each Foreign Investor, it being understood that the Foreign Investors shall observe the investment methods regulated by CMN, the Central Bank and CVM.

8.             PROCEDURES OF THE BRAZILIAN OFFERING

8.1           The Institutions Participating in the Brazilian Offering shall carry out the public placement of the Shares of the Brazilian Offering in Brazil, on the non-organized over-the-counter market, subject to the provisions set forth in CVM Instruction 400 and the efforts of widespread ownership of shares set forth in the Novo Mercado Regulation, by means of an offering carried out to the Shareholders and the Sadia Shareholders (“Priority Offering”), an offering carried out to the Non-institutional Investors (“Retail Offering”) and an offering carried out to the Institutional Investors (“Institutional Offering”), it being understood that the Institutional Offering shall be solely carried out by the Brazilian Underwriters.

8.2           The Brazilian Offering plan, prepared by the Brazilian Underwriters, in conformity with Article 33, paragraph 3, of CVM Instruction 400, upon the Company’s express consent, takes into consideration the relationships among customers and the Company’s and the Brazilian Underwriters’ other commercial or strategic considerations, provided, however, that the Brazilian Underwriters shall ensure the adequacy of the investment to the customers’ risk profile, as well as the investors’ fair and equitable treatment and shall carry out the efforts of widespread ownership of shares set forth in the Novo Mercado Regulation.

8.3           The investors were informed that the merger between the Company and Sadia, in conformity with the merger agreement entered into on May 19, 2009 by and among the Company, HFF Participações S.A. and Sadia (“Merger”), including the merger of the shares issued by Sadia with and into the Company (“Sadia Merger”), is subject to the approval of the Shareholders and the Sadia Shareholders.  Moreover, the Merger is subject to the approval of the antitrust authorities.  Any such approvals are estimated to occur during the Global Offering and/or on a given date subsequent to the Closing Date, and may not be obtained or may be obtained with restrictions.  The Global Offering is not subject to the implementation of any phase of the merger in any manner whatsoever, including the Sadia Merger.  The failure to implement the Merger, including the Sadia Merger, or the approval thereof based on terms and conditions different from those already disclosed shall not entitle the underwriters of Shares to the right to withdraw from the Global Offering or claim the reimbursement of the values paid in connection therewith.

8.4           Pursuant to the terms and conditions of the Merger, the Shareholders and the Sadia Shareholders are expected to approve the Merger in their respective general meetings, in the near future.  In the event any and all phases of the Merger are approved in full, the Sadia Shareholders will be included in the Company’s shareholding structure, and the total shares issued by Sadia will be, whether directly or indirectly, held by the Company.  Accordingly, and taking into consideration the Company’s interest to guarantee the Shareholders and the Sadia Shareholders the opportunity to participate in the Brazilian Offering in order to keep the current equity interests thereof in the Company’s share capital after the consummation of the Merger, the Brazilian Underwriters, based on Article 21 of CVM Instruction 400, that permits the Company to confer preemptive rights to subscribe for the Shares of the Brazilian Offering upon the Shareholders, and Article 33, paragraph 3, of CVM Instruction 400, that permits the Brazilian Underwriters to organize the Brazilian Offering plan, taking into consideration any and all matters of strategic nature, decided to guarantee Shareholders and the Shareholders of Sadia the preemptive right to subscribe for the Shares of the Brazilian Offering within the scope of the Brazilian Offering, provided that the Priority Offering was not extended to the Shareholders and the Sadia Shareholders which are not resident and domiciled or with head office in Brazil, taking into consideration that the offer and sale of the Shares of the Brazilian Offering are subject to the securities laws in the United States of America and other countries, and that certain terms and conditions of the Priority Offering may not be compatible with said laws.

8.5           In the context of the Priority Offering, the total Shares originally offered (without considering the Over-allotment Shares), shall be primarily allocated for public offering to the Shareholders and the Sadia Shareholders that wish to exercise the preemptive right thereof in accordance with the procedure set forth below:

I.             during the Reserve Period of the Priority Offering, each of the Shareholders and the Sadia Shareholders interested in participating in the Priority Offering shall have submitted the Reserve Order for Shares of the Brazilian Offering (“Reserve Order”), on irrevocable and irreversible terms, except for the provisions set forth in items IX and X below and Section 8.8 below, upon the filing of the Reserve Order with one single Institution Participating in the Brazilian Offering, without the need for any previous deposit of the estimated investment value, provided that the Shareholders and the Sadia Shareholders (a) were able to determine, in the Reserve Order, a maximum price per Share as a condition to the validity of the respective Reserve Order, without the need of subsequent confirmation, it being understood that, in the event the Price per Share was determined in a value greater than the value established by the Shareholder or the Sadia Shareholder, the respective Reserve Order would be automatically cancelled; and (b) should determine, in the Reserve Order, a maximum investment value.  The Institutions Participating in the Brazilian Offering solely satisfied Reserve Orders submitted by the Shareholders and the Sadia Shareholders which own a bank or investment account opened therewith or kept therein by the respective investor.  The Shareholders and the Sadia Shareholders interested to submit Reserve Orders were advised to carefully read the terms and conditions set forth therein, in particular the procedures relating to the settlement of the Brazilian Offering, and the information contained in the Preliminary Prospectus, and to verify, with the Institution Participating in the Brazilian Offering selected by said Shareholders and Sadia Shareholders, prior to the submission of the respective Reserve Order, if any such Institution Participating in the Brazilian Offering, on own discretion, would require the maintenance of funds in the investment account opened therewith and/or kept therein, for purposes of guarantee of the Reserve Order;

II.            the Priority Offering was not extended to the Shareholders and the Sadia Shareholders that are not resident and domiciled or have their head office in Brazil, taking into consideration that the offer and sale of the

Shares of the Brazilian Offering are subject to the U.S. securities laws, and that certain terms and conditions of the Priority Offering may not be compatible with said laws;

III.          the Shareholders and the Sadia Shareholders shall have submitted the respective Reserve Orders within the period from July 10,  2009 to July 14, 2009 (“Reserve Period of the Priority Offering”);

IV.          each of the Shareholders and the Sadia Shareholders which submitted the Reserve Order was entitled to subscribe for the Shares of the Brazilian Offering (a) up to the proportional equity interest limit (1) of each Shareholder in the Company’s total share capital, as if any and all phases of the Merger have already occurred, it being understood that each common share issued by the Company and held by the Shareholders shall entitle the Shareholder to the right to subscribe for 0.378306 Shares of the Brazilian Offering; and (2) of each Sadia Shareholder in the Company’s total share capital, as if any and all phases of the Merger have already occurred, it being understood that each common or preferred share issued by Sadia and held by the Sadia Shareholder shall entitle the Sadia Shareholder to the right to subscribe for 0.050314 Shares of the Brazilian Offering (“Proportional Subscription Limit”); and (b) which exceed the Proportional Subscription Limit, by means of a reserve order for unsubscribed shares in the Reserve Order, subject to the provisions set forth in item V below.  The verification of the Proportional Subscription Limit was carried out at the end of July 7,  2009 (“First Closing Date”), in accordance with the custody positions in any such date of each of the Shareholders and the Sadia Shareholders on BM&FBOVESPA or the depositaries of the common shares issued by the Company and the common and preferred shares issued by Sadia, however the case may be, without taking into consideration any standard portions, taking into consideration that, in the event the respective custody position of the common shares issued by the Company and held by the Shareholder or the common and/or preferred shares issued by Sadia and held by the Sadia Shareholder, verified with BM&FBOVESPA or the respective depositaries at the end of July 17, 2009 (“Second Closing Date”), is lower or greater than the respective custody position verified on the First Closing Date, the Proportional Subscription Limit would be adjusted based on the respective position held by the Shareholder or the Sadia Shareholder on the Second Closing Date;

V.            the outstanding Shares of the Brazilian Offering after satisfaction of the Reserve Order submitted by the Shareholders and the Sadia Shareholders shall be apportioned among the Shareholders and the Sadia Shareholders which, in the respective Reserve Order, have submitted a reserve order for unsubscribed Shares of the Brazilian Offering within the scope of the Priority Offering, provided, however, that the number of Shares of the Brazilian Offering to be allocated for the apportionment of the unsubscribed shares to each of the Shareholders and the Sadia Shareholders which have submitted the reserve order for unsubscribed shares is limited to the lesser of the following: (a) the number of Shares of the Brazilian Offering allocated to the respective Shareholder or Sadia Shareholder within the scope of the Priority Offering prior to the apportionment of the unsubscribed shares; (b) the maximum investment value contained in the respective Reserve Order; or (c) the number of Shares of the Brazilian Offering corresponding to the respective Proportional Subscription Limit applied on the Shares of the Brazilian Offering subject to the apportionment of the unsubscribed shares, without taking into consideration fractions of Shares of the Brazilian Offering, by applying any such procedure on successive basis until the satisfaction of any and all reserve orders for unsubscribed shares.  The outstanding Shares of the Brazilian Offering, if any, shall be allocated to the Retail Offering;

VI.          up to 4:00 pm on the 1st (first) business day subsequent to the date of publication of this Announcement of Commencement, each Shareholder and each Sadia Shareholder shall be informed by the Institution Participating in the Brazilian Offering which has received the respective Reserve Order, through their respective email or, in the case of lack thereof, through fax, telephone or mail, about the Closing Date, the number of Shares of the Brazilian Offering allocated, the Price per Share and the respective investment value and, in any event whatsoever, the investment value shall be limited to the value indicated in the respective Reserve Order;

VII.         up to 10:30 am on the Closing Date, each Shareholder and each Sadia Shareholder shall make the payment, in immediately available funds, of the value indicated in item VI above to the Institution Participating in the Brazilian Offering which has received the respective Reserve Order, under penalty of automatic cancellation of the respective Reserve Order in the event of failure to do so;

VIII.        on the Closing Date, the Institution Participating in the Brazilian Offering which has received the respective Reserve Order shall deliver the Shares of the Brazilian Offering allocated to the respective Shareholder or Sadia Shareholder in accordance with the procedure set forth in the Underwriting Agreement, provided that the payment set forth in item VII above is so made;

IX.          in the event of (a) verification of any material discrepancy between the information contained in the Preliminary Prospectus and the Final Prospectus that substantially changes the risk borne by the Shareholder or the Sadia Shareholder or the investment decision thereof; (b) suspension of the Global Offering, in conformity with Article 20 of CVM Instruction 400; and/or (c) amendment to the Global Offering, in conformity with Article 27 of CVM Instruction 400, the Shareholder or the Sadia Shareholder may withdraw the respective Reserve Order and shall inform, for any such purpose, the decision thereon to the Institution Participating in the Brazilian Offering which has received the respective Reserve Order (1) up to 4:00 pm on the 5th (fifth) business day subsequent to the date of disclosure of the Final Prospectus, in the event of the preceding item (a); and (2) up to 4:00 pm on the 5th (fifth) business day subsequent to the date of any communication regarding the suspension of or amendment to the Global Offering, in the event of the preceding items (b) and (c).  In the event of failure to inform, by the Shareholder or the Sadia Shareholder, about the decision thereof to withdraw the Reserve Order in conformity with this paragraph, the Reserve Order shall be considered to be valid and the Shareholder or the Sadia Shareholder shall make the payment of the investment value.  If the Shareholder or the Sadia Shareholder has already made the payment in conformity with the preceding item VII above and withdraws the Reserve Order in conformity with this paragraph, the deposited values shall be returned without any interest or monetary restatement, without reimbursement and upon deduction, if applicable, of the values relating to the taxes levied thereon, within a period of 3 (three) business days counted from the request for cancellation of the respective Reserve Order; and

X.           in the event of failure to complete the Global Offering or in the event of termination of the Underwriting Agreement, any and all Reserve Orders shall be cancelled and the Institution Participating in the Brazilian Offering which has received the respective Reserve Order shall notify the respective Shareholder or the Sadia Shareholder about the cancellation of the Global Offering, which notification may occur, inclusive, by means of publication of a Notice to the Market.  If the Shareholder or the Sadia Shareholder has already made the payment in conformity with item VII above, the deposited values shall be returned without any interest or monetary restatement, without reimbursement and upon deduction, if applicable, of the values relating to the taxes levied thereon, within a period of 3 (three) business days counted from the notification of cancellation of the Global Offering.

8.6           After the performance of the Priority Offering, in the context of the Retail Offering, and provided that upon existence of sufficient outstanding Shares for any such purpose, the percentage rate of 10% (ten percent) of the Shares originally offered (without considering the Over-allotment Shares), therein included the Shares of the Brazilian Offering offered to the Shareholders and Sadia Shareholders which are qualified as Non-institutional Investor within the scope of the Priority Offering, shall be allocated for public placement to Non-institutional Investors which have submitted the Reserve Order in accordance with the terms and conditions set forth therein and the procedure described below:

I.              during the Reserve Period of the Retail Offering, each of the Non-institutional Investors interested in participating in the Brazilian Offering shall have submitted the Reserve Order, on an irrevocable and irreversible basis, except for the provisions set forth in items IX and X below and Section 8.8 below, upon filing of the Reserve Order with one single Institution Participating in the Brazilian Offering, without the need of any previous deposit of the estimated investment value, subject to the minimum investment value of R$3,000.00 (three thousand Brazilian reais) and the maximum investment value of R$300,000.00 (three hundred thousand Brazilian reais) by a Non-institutional Investor, in accordance with the Notice to the Market published on July 10, 2009 and republished on July 17, 2009, in the “Valor Econômico” newspaper (“Notice to the Market”), provided that any such Non-institutional Investors were able to determine, in the Reserve Order, a maximum price per Share as a condition to the validity of the respective Reserve Order, without the need of subsequent confirmation, it being understood that, in the event the Price per Share was determined in a value greater than the value established by the Non-institutional Investor, the respective Reserve Order would be automatically cancelled.  The Institutions Participating in the Brazilian Offering solely satisfied Reserve Orders submitted by Non-institutional Investors which are the holder of a bank or investment account opened therewith or kept therein by the respective investor.  The Non-institutional Investors interested in submitting Reserve Orders were advised to carefully read the terms and conditions set forth therein, in particular the procedures relating to the settlement of the Brazilian Offering, and the information contained in the Preliminary Prospectus, and to verify, with the Institution Participating in the Brazilian Offering selected by said Non-institutional Investors, prior to the submission of the respective Reserve Order, if any such Institution Participating in the Brazilian Offering, in its own discretion, would require the maintenance of funds in the investment account opened therewith and/or kept therein, for purposes of guarantee of the Reserve Order;

II.            the Non-institutional Investors shall have submitted the respective Reserve orders within the period from July 17, 2009 to July 20, 2009, inclusive (“Reserve Period”), it being understood that the Non-institutional Investors which are (a) shareholders parties to the Voting Agreement (as defined below) or the Company’s officers or directors; (b) Sadia’s controlling shareholders or officers or directors; (c) the controlling shareholders or officers or directors of any of the Institutions Participating in the Brazilian Offering, or of any of the International Underwriters, or of BB Securities Limited; (d) any other parties related to the Global Offering; or (e) spouses, companions, ascendants, descendants or relatives up to the second degree of any of the persons referred to in items (a), (b), (c) or (d) above (jointly, the “Related Parties”) shall necessarily indicate in the Reserve Order the status of Related Party. For the purposes hereof, “Voting Agreement” shall mean the “Voting Agreement of the Shareholders of Perdigão S.A.”, entered into on March 6, 2006, as amended on April 12, 2006, among PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil, Fundação Sistel de Seguridade Social — SISTEL, Real Grandeza Fundação de Assistência e Previdência Social, Fundação de Assistência e Previdência Social do BNDES — FAPES, Real Grandeza Fundação de Assistência e Previdência Social, Caixa de Previdência dos Funcionários do Sistema Banerj — PREVI-BANERJ — Em Liquidação Extrajudicial, PETROS — Fundação Petrobras de Seguridade Social, VALIA — Fundação Vale do Rio Doce and the Company, the latter in the capacity of intervening and consenting party;

III.           in the event of verification of excess demand greater than 1/3 (one third) of the Shares of the Brazilian Offering (without considering the Over-allotment Shares and the Priority Offering), the placement, by the Institutions Participating in the Brazilian Offering, within the scope of the Retail Offering, of the Shares of the Brazilian Offering to the Non-institutional Investors that are Related Parties shall not be permitted, and any Reserve Orders submitted within the scope of the Retail Offering by Non-institutional Investors that are Related Parties will be automatically cancelled;

IV.           in the event the total Shares of the Brazilian Offering subject to the Reserve Orders is equivalent to or lower than the number of Shares of the Brazilian Offering allocated to the Retail Offering, there shall be no Apportionment (as defined below), and any and all Reserve Orders shall be satisfied and the outstanding Shares of the Brazilian Offering, if any, shall be allocated to the Institutional Investors;

V.            if the total Shares of the Brazilian Offering subject to the Reserve Orders is greater than the total Shares of the Brazilian Offering allocated to the Retail Offering, an apportionment shall be carried out among the Non-institutional Investors, it being understood that (a) up to the limit of R$3,000.00 (three thousand Brazilian reais), inclusive, the apportionment criterion to be used shall be the equal and successive division of the Shares of the Brazilian Offering allocated to the Retail Offering among the Non-institutional Investors which submitted the Reserve Order, limited to the individual value of each Reserve Order and the total number of the Shares of the Brazilian Offering allocated to the Retail Offering; and (b) upon satisfaction of the criterion described in item (a) above, the outstanding Shares of the Brazilian Offering allocated to the Retail Offering shall be apportioned in proportion to the value of the respective Reserve Orders among any and all Non-institutional Investors, without taking into consideration, however, in both cases, the standard portions of Shares of the Brazilian Offering (“Apportionment”);

VI.           up to 4:00 pm on the 1st (first) business day subsequent to the date of publication of the Announcement of Commencement, each Non-institutional Investor shall be informed by the Institution Participating in the Brazilian Offering which has received the respective Reserve Order, through their respective email or, in the case of lack thereof, through fax, telephone or mail, about the Closing Date, the number of Shares of the Brazilian Offering allocated (adjusted, if applicable, by reason of the Apportionment), the Price per Share and the respective investment value and, in any event whatsoever, the investment value shall be limited to the value indicated in the respective Reserve Order;

VII.          up to 10:30 am on the Closing Date, each Non-institutional Investor shall make the payment, in immediately available funds, of the value indicated in item VI above to the Institution Participating in the Brazilian Offering which has received the respective Reserve Order, under penalty of automatic cancellation of the respective Reserve Order in the event of failure to do so;

VIII.        on the Closing Date, the Institution Participating in the Brazilian Offering which has received the respective Reserve Order shall deliver the Shares of the Brazilian Offering allocated to the respective Non-institutional Investor in accordance with the procedures set forth herein, provided that the payment set forth in item VII above is so made;

IX.           in the event of (a) verification of any material discrepancy between the information contained in the Preliminary Prospectus and the Final Prospectus that substantially changes the risk borne by the Non-institutional Investor or the investment decision thereof; (b) suspension of the Global Offering, in conformity with Article 20 of CVM Instruction 400; and/or (c) amendment to the Global Offering, in conformity with Article 27 of CVM Instruction 400, the Non-institutional Investor may withdraw the respective Reserve Order and shall inform, for any such purpose, the decision thereon to the Institution Participating in the Brazilian Offering which has received the respective Reserve Order (1) up to 4:00 pm on the 5th (fifth) business day subsequent to the date of disclosure of the Final Prospectus, in the event of the preceding item (a); and (2) up to 4:00 pm on the 5th (fifth) business day subsequent to the date of any communication regarding the suspension of or amendment to the Global Offering, in the event of the preceding items (b) and (c).  In the event of failure to inform, by the Non-institutional Investor, about the decision thereof to withdraw the Reserve Order in conformity with this paragraph, the Reserve Order shall be considered to be valid and the Non-institutional Investor shall make the payment of the investment value.  If the Non-institutional Investor has already made the payment in conformity with the preceding item VII above and withdraws the Reserve Order in conformity with this paragraph, the deposited values shall be returned without any interest or monetary restatement, without reimbursement and upon deduction, if applicable, of the values relating to the taxes levied thereon, within a period of 3 (three) business days counted from the request for cancellation of the respective Reserve Order; and

X.            in the event of failure to complete the Global Offering or in the event of termination hereof, any and all Reserve Orders shall be cancelled and the Institution Participating in the Brazilian Offering which has received the respective Reserve Order shall notify the respective Non-institutional Investor about the cancellation of the Global Offering, which notification may occur, inclusive, by means of publication of a Notice to the Market.  If the Non-institutional Investor has already made the payment in conformity with item VII above, the deposited values shall be returned without any interest or monetary restatement, without reimbursement and upon deduction, if applicable, of the values relating to the taxes levied thereon, within a period of 3 (three) business days counted from the notification of cancellation of the Global Offering.

8.7           The Shares of the Brazilian Offering which have not been allocated to the Priority Offering and the Shares of the Brazilian Offering to be allocated to Retail Offering which have not been allocated thereto shall be allocated to the Institutional Offering, together with the other Shares of the Brazilian Offering, in accordance with the following procedure:

I.              the Institutional Investors interested in participating in the Brazilian Offering shall have submitted the investment intentions thereof during the Bookbuilding Procedure, and there shall be no reserve orders or maximum investment limits;

II.            the participation of Institutional Investors that are Related Parties in the process for definition of the Price per Share could be accepted, upon the participation thereof in the Bookbuilding Procedure, up to the percentage rate of 10% (ten percent) of the Shares originally offered (without taking into consideration the Over-allotment Shares and the Priority Offering). In the event of verification of excess demand greater than 1/3 (one third) of the Shares originally offered (without taking into consideration the Over-allotment Shares and the Priority Offering), the placement, by the Brazilian Underwriters, within the scope of the Institutional Offering, of Shares of the Brazilian Offering to the Institutional Investors that are Related Parties shall not be permitted, and any investment intentions carried out within the scope of the Institutional Offering by Institutional Investors that are Related Parties will be automatically cancelled. The investments made by virtue of derivative transactions (total return swaps) shall not be considered as investments made by Related Parties for the purposes of the Global Offering.  The participation of Institutional Investors that are Related Parties in the Bookbuilding Procedure may have adversely affected the definition of the Price per Share, and the investment in the Shares by Institutional Investors that are Related Parties may reduce the liquidity of the common shares issued by the Company and/or the Company’s ADRs in the secondary market;

III.           in the event the investment intentions obtained during the Bookbuilding Procedure exceed the total outstanding Shares of the Brazilian Offering after the performance of the Priority Offering and the Retail Offering, the Brazilian Underwriters shall give priority to the Institutional Investors which, in their own discretion, best satisfy the purpose of the Global Offering to create a diversified investors base, consisting of investors with different criteria for evaluation of the Company’s prospects and operating market and the Brazilian and foreign macroeconomic environment;

IV.           up to 4:00 pm on the 1st (first) business day subsequent to the date of publication of the Announcement of Commencement, the Brazilian Underwriters shall inform the Institutional Investors about the Closing Date, the number of Shares of the Brazilian Offering allocated, the Price per Share and the respective investment value; and

V.            the delivery of the Shares of the Brazilian Offering allocated shall be carried out on the Closing Date, upon payment, in Brazilian currency, on demand and in immediately available funds, of the Price per Share multiplied by the number of Shares of the Brazilian Offering allocated, in accordance with the procedures set forth in Section 12 below.

8.8           In the event of failure to perform, by any of the Syndicated Underwriters, any of the obligations set forth in the Intersyndicate Agreement (as defined below) or any agreement entered into within the scope of the Global Offering, or also, any of the conduct rules set forth in the regulation applicable to the Global Offering, including, without limitation, those set forth in CVM Instruction 400 and, in particular, in the event of an inadequate press release during the quiet period, as set forth in Article 48 of CVM Instruction 400, any such Syndicated Underwriter, at the sole discretion of the Brazilian Underwriters and without prejudice to any other measures deemed as applicable by the Brazilian Underwriters, (i) shall be excluded from the group of institutions in charge of the placement of the Shares of the Brazilian Offering, and any and all Reserve Orders of the Shareholders, the Sadia Shareholders and the Non-institutional Investors and any and all subscription bulletins received by such Syndicated Underwriter shall be cancelled and the Syndicated Underwriter shall promptly inform the respective investors about said cancellation; (ii) shall bear any and all costs relating to the disqualification thereof in the capacity of Institution Participating in the Brazilian Offering, including publication costs and attorneys’ fees; and (iii) shall be prevented, for a period of up to 6 (six) months counted from the date of communication regarding the failure to perform, from acting in the capacity of intermediary institution in connection with public securities offerings under the coordination of any of the Brazilian Underwriters.

8.9           The subscription of the Shares of the Brazilian Offering shall be carried out upon execution of the subscription bulletin, which final form has been submitted to CVM.

8.10         No subscription receipts shall be traded in during the Placement Period.

9.             PROCEDURES OF THE INTERNATIONAL OFFERING

9.1           The International Offering shall be carried out by the International Underwriters concurrently with the Brazilian Offering, outside Brazil, by means of an offering registered under the Securities Act, subject to the legislation in force in the domicile country of each investor.

9.2           The physical and financial settlement of the Shares of the International Offering shall be carried out on the Closing Date, in accordance with the procedures set forth in the International Underwriting Agreement.

10.           STABILIZATION OF THE PRICE OF THE COMMON SHARES ISSUED BY THE COMPANY

10.1         The Lead Underwriter may, at its own discretion, by means of UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. (“UBS Pactual Corretora”), carry out activities to stabilize the price of the common shares issued by the Company, within a period of up to 30 (thirty) days counted, inclusive, from the date of publication of the Announcement of Commencement, by means of transactions for the purchase and sale of common shares issued by the Company, subject to the applicable legal provisions and the provisions set forth in the “Service Agreement for Stabilization of the Price of Common Shares Issued by BRF — Brasil Foods S.A.” (“Stabilization Agreement”), which was previously approved by BM&FBOVESPA and CVM, pursuant to Article 23, paragraph 3, of CVM Instruction 400 and item II of CVM Resolution nº 476, of January 25, 2005.

11.           COMPENSATION

11.1         Subject to the terms and conditions set forth herein:

I.              the Company undertakes, on an individual and not joint basis, to pay a basic compensation in the value of R$33,394,425.40 (thirty three million, three hundred ninety four thousand, four hundred twenty five reais and fourty centavos) (“Basic Compensation”), to be divided as follows:

(a)           a percentage rate of 40% (forty percent) of the Basic Compensation, as underwriting commissions, relating to the placement of the Shares, payable to the Institutions Participating in the Brazilian Offering, to be primarily allocated to the payment of the compensation payable to the Brazilian Underwriters participating in the Retail Offering (which compensation shall be calculated in the same manner as the compensation payable to the Syndicated Underwriters) and to the Syndicated Underwriters, as set forth in the Intersyndicate Agreement, it being understood that the outstanding balance shall be allocated among the Brazilian Underwriters in the following manner:  (i) a percentage rate of 40% (forty percent) to the Lead Underwriter; (ii) a percentage rate of 20% (twenty percent) to BB BI; (iii) a percentage rate of 20% (twenty percent) to J.P. Morgan; and (iv) a percentage rate of 20% (twenty percent) to Santander; and

(b)           a percentage rate of 60% (sixty percent) of the Basic Compensation, as firm settlement guarantee premium, relating to the tendering of the firm settlement guarantee referred to in Section 6, payable to the Brazilian Underwriters, to be allocated as follows:  (i) a percentage rate of 40% (forty percent) to the Lead Underwriter; (ii) a percentage rate of 20% (twenty percent) to BB BI; (iii) a percentage rate of 20% (twenty percent) to J.P. Morgan; and (iv) a percentage rate of 20% (twenty percent) to Santander;

II.            the Company undertakes to pay compensation at the percentage rate of 1.5% (one point five percent), which shall be applied on the result from (i) the number of Over-allotment Shares actually exercised; and (ii) the Price per Share (“Proceeds from the Placement of the Over-allotment Shares”) (“Compensation for the Over-allotment Shares”), to be divided as follows:

(a)           a percentage rate of 40% (forty percent) of the Compensation for the Over-allotment Shares, as underwriting commissions, relating to the placement of the Over-allotment Shares, payable to the Brazilian Underwriters, to be allocated as follows:  (i) a percentage rate of 40% (forty percent)  to the Lead Underwriter; (ii) a percentage rate of 20% (twenty percent) to BB BI; (iii) a percentage rate of 20% (twenty percent) to J.P. Morgan; and (iv) a percentage rate of 20% (twenty percent) to Santander; and

(b)           a percentage rate of 60% (sixty percent) of the Compensation for the Over-allotment Shares, as firm settlement guarantee premium, relating to the tendering of the firm settlement guarantee referred to in Section 6, payable to the Brazilian Underwriters, be allocated as follows:  (i) a percentage rate of 40% (forty percent) to the Lead Underwriter; (ii) a percentage rate of 20% (twenty percent) to BB BI; (iii) a percentage rate of 20% (twenty percent) to J.P. Morgan; and (iv) a percentage rate of 20% (twenty percent) to Santander; and

III.           the Company undertakes to pay compensation in the value of R$4,450,000.00 (four million, four hundred and fifty thousand reais) and, in the event of placement of the Over-allotment Shares, at the percentage rate of 0.075% (zero point zero seventy five percent) which shall be applied on the Proceeds from the Placement of the Over-allotment Shares, respectively, relating to the services for underwriting of the Brazilian Offering, fully payable to the Lead Underwriter (“Structuring Compensation”).

11.2         The Company shall pay to the Brazilian Underwriters incentive compensation at the percentage rate of 0.8% (zero point eight percent), which shall be applied on the sum of (i) the result from (1) the total number of Shares indicated in item 1.3 of the Appendix I hereto actually placed (by reason of the firm settlement guarantee tendered by the Brazilian Underwriters); and (2) the Price per Share (“Proceeds from the Placement of the Shares”); and (ii) the Proceeds from the Placement of the Over-allotment Shares (“Incentive Compensation”), to be allocated as follows:  (i) a percentage rate of 62.5% (sixty two point five percent) to the Lead Underwriter; (ii) a percentage rate of 12.5% (twelve point five percent) to BB BI; (iii) a percentage rate of 12.5% (twelve point five percent) to J.P. Morgan; and (iv) a percentage rate of 12.5% (twelve point five percent) to Santander.

11.3         The Basic Compensation, the Compensation for the Over-allotment Shares, the Structuring Compensation and the Incentive Compensation are hereinafter jointly referred to as “Compensation”, and shall be paid on the Closing Date and, however the case may be, on the Closing Date of the Over-allotment Shares, in Brazilian currency, increased by, if payable to the Brazilian Underwriters, the values relating to (i) the Tax on the Income and Earnings of Any Nature Withheld at Source — Withholding IR; (ii) the Brazilian tax on services (ISS); (iii) the Social Integral Program Contribution (PIS); (iv) the Brazilian Tax for Social Security Financing (COFINS); (v) the Social Contribution on Net Income (CSLL); and (vi) any other taxes levied on the Compensation, so that the Brazilian Underwriters receive the values to which said Brazilian Underwriters would be entitled if any such taxes have not levied thereon.

11.4         In addition to the Compensation, no other compensation shall be negotiated or paid by the Company to the Brazilian Underwriters, whether directly or indirectly, by virtue or arising out hereof, without the previous consent of CVM.

12.           SETTLEMENT OF THE BRAZILIAN OFFERING

12.1         The physical and financial settlement of the Brazilian Offering shall be carried out up to the last business day of the Placement Period (“Closing Date”), in accordance with the following procedures:

I.              up to 12:00 pm on the business day prior to the Closing Date, the Lead Underwriter shall calculate and inform BM&FBOVESPA, after consultation to the other Brazilian Underwriters, of:

(a)           the total number of Shares (including the common shares issued by the Company borrowed by the Lead Underwriter for purposes of placement to cover any potential over-allotment) to be settled on the Closing Date;

(b)           the values to be paid to the Company and the bank account wherein the any such values shall be deposited on the Closing Date, after deducting the Compensation, the Expenses and the taxes to be reimbursed by the Company in conformity with Section 11.3 above;

(c)          the values to be paid to the Institutions Participating in the Brazilian Offering and the Contractor (as defined below), as Compensation and reimbursement for the Expenses, already taking into consideration any tax deductions which withholding and/or payment is, in conformity with the legislation, incumbent upon the Company, and any surcharges arising out of the payment of the values relating to the taxes to be reimbursed by the Company in conformity with Section 11.3 above, upon delivery of said calculations to the Company; and

(d)           the values to be paid to the Lead Underwriter in connection with the placement of the common shares issued by the Company borrowed by the Lead Underwriter to cover any potential over-allotment;

II.            up to 9:00 am on the Closing Date, the Shares of the Brazilian Offering and the common shares issued by the Company borrowed by the Lead Underwriter for purposes of placement to cover any potential over-allotment shall have been fully deposited by the Company and the Lead Underwriter, however the case may be, free and clear of any liens or encumbrances, with the custody service of BM&FBOVESPA, and, if applicable, the Lead Underwriter shall have arranged for, before the custodian, the delivery of notice to BM&FBOVESPA, whereby the Lead Underwriter requests the blocking of the shares and authorizes the debit from the custody account thereof;

III.           up to 9:10 am on the Closing Date, BM&FBOVESPA shall send to the Lead Underwriter a deposit receipt confirmation and, if applicable, the authorization confirmation, referred to in item II above;

IV.           immediately after the delivery of the confirmation, BM&FBOVESPA shall commence the settlement process, by means of debit from the Company’s custody account and, if applicable the Lead Underwriter’s custody account, and shall start to issue messages, in the Central Bank’s reserve transfer system (“STR”), and inform the settlement banks of the Institutions Participating in the Brazilian Offering and the custodians of the Institutional Investors, if any, of the values to be deposited by each of the settlement banks and custodians;

V.            up to10:30 am on the Closing Date, the Lead Underwriter shall inform BM&FBOVESPA of the values payable to the Institutions Participating in the Brazilian Offering and the Contractor up to the Closing Date, as Compensation and, if applicable, reimbursement for the Expenses, already taking into consideration any tax deductions which withholding and/or payment is, in conformity with the law, incumbent upon the Company, and any surcharges arising out of the payment of the values relating to the taxes to be reimbursed by the Company in conformity with Section 11.3 above;

VI.           up to 3:00 pm on the Closing Date, provided that BM&FBOVESPA has confirmed the receipt of the Shares of the Brazilian Offering, the common shares issued by the Company borrowed by the Lead Underwriter for purposes of placement to cover any potential over-allotment and the custody account debit authorizations in conformity with item III above, the values informed by BM&FBOVESPA in conformity with item IV above, without deducting the Compensation, the Expenses and the values relating to the taxes to be reimbursed by the Company in conformity with Section 11.3 above, shall be credited by the Institutions Participating in the Brazilian Offering, or also the Institutional Investors, directly or by means of the respective custodians, however the case may be, in the settlement account held by BM&FBOVESPA and kept with the STR (“Settlement Account”);

VII.          up to 3:15 pm on the Closing Date, BM&FBOVESPA shall inform the Lead Underwriter the values credited by the Institutions Participating in the Brazilian Offering and the Institutional Investors in conformity with item VI above, by identifying (a) the values corresponding to each one of said Institutions Participating in the Brazilian Offering and the Institutional Investors; and (b) the investors which have failed to make the deposit (wholly or partially) of the values payable by said investors in conformity with this Section 12.1 and the respective Reserve Order and subscription bulletin; and

VIII.        up to 3:30 pm on the Closing Date, if any of the Syndicated Underwriters or Institutional Investors fails to make the credit on the time set forth in item VI above, each of the Brazilian Underwriters, on an individual and not joint basis, in the proportion and up to the individual limit of the firm settlement guarantee tendered by each of the Underwriters, as indicated in items 3.1, 3.2, 3.3 and 3.4 of the Appendix I hereto, shall credit, in the Settlement Account, the difference between (a) the result of the Price per Share multiplied by the total number of Shares subject to the firm settlement guarantee indicated in items 3.1, 3.2, 3.3 and 3.4 of the Appendix I hereto; and (b) the value actually received by BM&FBOVESPA;

IX.           up to 4:00 pm on the Closing Date, BM&FBOVESPA shall transfer, provided that upon compliance with the provisions set forth in items II, V, VI and VIII above:

(a)           to the Company, in the account indicated by the Lead Underwriter in conformity with item I above, the Proceeds from the Placement of the Shares, based on the information received from the Lead Underwriter, in conformity with item V above, net of (i) the value of the Compensation payable by the Company but increased by the value of the taxes levied on the Compensation payable by the Company, which payment and/or withholding is, in conformity with the law, incumbent upon the Company; (ii) the value of the Expenses (including the compensation payable to BM&FBOVESPA under the Service Rendering Agreement (as defined below)); and (iii) the value of the taxes to be reimbursed by the Company in conformity with Section 11.3 above;

(b)           to each of the Brazilian Underwriters and the Contractor, the Compensation payable in conformity with Section 11.1 above, (i) net of, based on the information received from the Lead Underwriter, in conformity with item V above, the value of the taxes levied on the Compensation, which payment and/or withholding is, in conformity with the law, incumbent upon the Company; and (ii) increased by the value of the Expenses and the value of the taxes to be reimbursed by the Company, in conformity with Section 11.3 above;

(c)           to each of the Syndicated Underwriters, the compensation which, in accordance with the Intersyndicate Agreement, is payable up to the Closing Date, net of, based on the information received from the Lead Underwriter, in conformity with item V above, the value of the taxes levied on the Compensation, which payment and/or withholding is incumbent upon the Company;

(d)           to the Lead Underwriter, the proceeds from the placement of the common shares issued by the Company borrowed by the Lead Underwriter, placed by the Lead Underwriter to cover any potential over-allotment; and

(e)           to BM&FBOVESPA, the value payable by the Company, in accordance with the service rendering agreement entered into by and among the Company and BM&FBOVESPA (“Service Rendering Agreement”); and

X.            on the Closing Date, BM&FBOVESPA shall deliver the Shares of the Brazilian Offering and the common shares issued by the Company borrowed by the Lead Underwriter for purposes of placement to cover any potential over-allotment, to the investors (including the Brazilian Underwriters, in the event of exercise of the firm settlement guarantee in conformity with item VIII above), concurrently with the occurrence of the event set forth in item IX above, provided that (a) upon compliance with the provisions set forth in item II above; and (b) upon confirmation of the credit, in the Settlement Account, relating to the Proceeds from the Placement of the Shares and the proceeds from the placement of the common shares issued by the Company borrowed by the Lead Underwriter, placed by the Lead Underwriter to cover any potential over-allotment.

12.2         For the purposes hereof, the Brazilian Underwriters shall have fully performed the firm settlement guarantee set forth in Section 6.3 above on the date on which the Proceeds from the Placement of the Shares are fully credited in the Settlement Account in accordance with the provisions set forth in Section 12.1 above, items VI and VIII, for purposes of payment to the Company.  Upon confirmation of the credit by BM&FBOVESPA, the Brazilian Underwriters shall not be held liable for the receipt of the values relating to the Proceeds from the Placement of the Shares by the Company.

12.3         The Institutions Participating in the Brazilian Offering and the Contractor shall directly issue receipts to the Company in connection with the values received as payment of the Compensation and reimbursement of the Expenses, taking into consideration that the Company, on the same date, shall directly issue receipts to the Institutions Participating in the Brazilian Offering in connection with the values received in conformity with Section 12.1 above, item IX, thereby settling the transactions carried out.

12.4         For the purposes hereof, BM&FBOVESPA shall rely upon the payment instructions provided by the Lead Underwriter and set forth herein, and shall abstain from carrying out any offsetting of the values to be paid hereunder against any credits potentially held by BM&FBOVESPA against the Company or any of the Institutions Participating in the Brazilian Offering, except for the compensation to be paid to BM&FBOVESPA in connection with the services rendered under the Service Rendering Agreement, which shall be paid by the Company.

12.4.1      Without prejudice to the warranty provided by BM&FBOVESPA to the Brazilian Underwriters in connection with the Syndicated Underwriters, BM&FBOVESPA does not guarantee the performance of any obligation of the other parties hereto and does not undertake to assume the status of counterparty or substitute of any non-performing.  BM&FBOVESPA undertakes to abide by the procedures set forth herein.

12.5         The Over-allotment Shares shall be settled in accordance with the provisions set forth in Section 3.1 above and, if applicable, Section 12.1 above.

12.6         The Company shall pay the taxes referred to in Section 11.3 above up to the respective maturity date, and shall send certified copies of the respective payment forms to the Brazilian Underwriters, within a period of up to 10 (ten) business days counted from the maturity date.

13.           INSTITUTIONS PARTICIPATING IN THE BRAZILIAN OFFERING

13.1         Any other institution participating in the securities underwriting system may, in conformity with Law n.º 6.385, of December 7, 1976, as amended, provided that upon previous approval of the Brazilian Underwriters, participate in the Brazilian Offering, in the capacity of Syndicated Underwriter, upon the execution of the intersyndicate agreement simultaneously herewith (“Intersyndicate Agreement”), which draft was previously submitted to CVM.  The Intersyndicate Agreement referred to in this Section 13.1 may, at the Brazilian Underwriters’ sole discretion, contain specific provisions applicable to each of the Syndicated Underwriters and shall be entered into up to the date of approval of the registration of the Global Offering by CVM.

13.2         Except if otherwise set forth in the respective Intersyndicate Agreement, each of the Syndicated Underwriters, upon execution thereof with the Brazilian Underwriters, shall assume, before the Brazilian Underwriters, the commitment to settle the number of Shares of the Brazilian Offering offered by the respective Syndicated Underwriter which, however, may be subject to Apportionment.

13.3         Notwithstanding the provisions set forth in Section 13.2 above, the obligations of the Syndicated Underwriters shall not affect the firm settlement guarantee provided by the Brazilian Underwriters in Section 6 in no manner whatsoever.  Subject to the provisions set forth in Section 6, the Brazilian Underwriters shall be held liable, before the Company, for the financial settlement of the Shares of the Brazilian Offering offered in the market by means of any other institutions engaged by said Brazilian Underwriters, without prejudice to the Brazilian Underwriters’ right of recourse against any such institutions in connection with the values due by said institutions and paid by the Brazilian Underwriters in conformity with this Section 13.3.

13.4         The Brazilian Underwriters are hereby authorized to engage, on the Company’s account and order, any company comprising the same economic group (“Contractor”) to render a portion of the services described herein, and any such Contractor shall agree with the terms and conditions set forth herein.  In consideration for any such engagement, the compensation payable for the Company to the respective Contractor shall be directly paid to the respective Contractor, upon submission of any invoice, bill of services or receipt issued by the respective Contractor.  The compensation payable to the respective Contractor, together with the compensation payable to the Brazilian Underwriters, shall not exceed the value set forth in Section 11 in any manner whatsoever.

14.           POWER OF ATTORNEY

14.1         In order to permit the Brazilian Underwriters to perform the obligations thereof arising hereunder, any such Brazilian Underwriters are hereby retained by the Company as the Company’s attorneys-in-fact, empowered with extraordinary powers to be exercised, whether jointly or individually, for purposes of placement of the Shares of the Brazilian Offering, authorized to perform any and all necessary actions and execute any and all necessary documents, including the Reserve Orders, give acquittance to the subscription bulletins of the Shares of the Brazilian Offering, which processing is to be carried out by said attorneys-in-fact, engage, upon execution of the Intersyndicate Agreement, Syndicated Underwriters to carry out the placement of the Shares of the Brazilian Offering, it being understood that any power of attorney shall be granted on an irrevocable and irreversible basis, in conformity with Articles 683 et. seq. of Lei nº 10.406, of January 10, 2002, as amended, and may be assigned, wholly or partially, solely and exclusively, to the Syndicated Underwriters.  Said power of attorney shall be valid up to the date of publication of the Announcement of Completion or up to the termination date hereof, in conformity with Section 18.

14.2         Subject to the terms and conditions set forth in the Brazilian Offering and for the purposes of this Section 14, the Reserve Orders executed by the Institutions Participating in the Brazilian Offering prior to the execution hereof shall be considered in full force and effect.

15.           OBLIGATIONS OF THE PARTIES

15.1         Without prejudice to any other obligations of the Company set forth herein, in CVM’s regulation, the Novo Mercado Regulation and any other applicable legal provisions, the Company agrees to:

I.                   evaluate, together with the Brazilian Underwriters and the International Underwriters, the feasibility of the Global Offering and the terms and conditions thereunder;

II.                  file for, together with the Lead Underwriter, the registration of the Global Offering before CVM;

III.                 actively participate, together with the Brazilian Underwriters and the International Underwriters, supported by the legal counsel and any other third parties, in the preparation, at its own expense, (a) of the Brazilian Prospectuses, in conformity with CVM Instruction 400 and the ANBID Code for Regulation and Best Practices Relating to the Relative Activities (“ANBID Code”), the Preliminary Prospectus of the International Offering (including any and all documents submitted to the SEC) (“Preliminary Prospectus of the International Offering”) and the Final Prospectus of the International Offering (including any and all documents submitted to the SEC) (“Final Prospectus of the International Offering”, jointly with the Preliminary Prospectus of the International Offering, the “ International Prospectuses”, and the International Prospectuses jointly with the Brazilian Prospectuses, the “Prospectuses”), by providing any and all explanations requested by the Underwriters and the International Underwriters; (b) of the Notice to the Market; (c) of the Reserve Order; (d) of the documentation to support the road shows, which shall be filed with the CVM prior to the use thereof (“Supporting Materials”); (e) of the advertising materials (one-on-ones and take-ones), which shall be approved by CVM prior to the use thereof (“Advertising Materials” and jointly with the Supporting Materials, the “Marketing Materials”); (f) of the Announcement of Commencement; (g) of the Share subscription bulletin form; and (h) of the Announcement of Completion;

IV.                 fulfill any and all requests made by the Brazilian Underwriters and the International Underwriters necessary to obtain the registration of the Global Offering, and promptly notify the Brazilian Underwriters and the International Underwriters about the receipt of any notice relating to the suspension of registration of the Global Offering or the commencement or potential commencement of proceedings aiming at the suspension thereof;

V.	collaborate with the Brazilian Underwriters for purposes of compliance with the requirements set forth in the ANBID Code;

VI.

for a period of 5 (five) years counted from the date of publication of the Announcement of Completion, keep and make available to the Brazilian Underwriters and the International Underwriters any and all documentation concerning the process for registration of the Global Offering and preparation of the Prospectuses, and deliver said documentation to the Brazilian Underwriters and the International Underwriters immediately upon receipt of a mere notice in this regard;

VII.

until the disclosure of the Global Offering to the market, restrict (a) the disclosure of information concerning the Global Offering to the information necessary for the attainment of the purposes thereof, and advise the recipients about the confidential nature of the information delivered; and (b) the use of any confidential information strictly in connection with the purposes relating to the preparation of the Global Offering;

VIII.	abstain from trading in securities issued by the Company, except (a) in the events set forth in Article 48, item II, of CVM Instruction 400, if applicable; or (b) in the event of waiver by CVM;

IX.

submit to CVM any and all surveys and reports relating to the Company and the Global Offering potentially prepared or requested by the Company, in conformity with Article 48, item III, of CVM Instruction 400;

X.	abstain from disclosing any press release relating to the Global Offering or the Company;

XI.

as of the date of disclosure of the Global Offering, upon the disclosure of any information concerning the Company or the à Global Offering, (a) abide by any and all principles relating to the quality and transparency of and fair access to the information; and (b) describe the relationship with the Brazilian Underwriters and the International Underwriters or the interest on the Global Offering, in the Company’s statements concerning matters that involve the Global Offering, the Company or the Shares;

XII.

keep the Brazilian Prospectuses (and any potential amendments thereto or supplementations thereof) available to the investors in Brazil during the validity period of the Global Offering, in physical form, in sufficient number of copies, in the Company’s head office and, in electronic form, on the Company’s and CVM’s and BM&FBOVESPA’s websites, and make available, at its own expense, the number of copies of the Brazilian Prospectuses (and any potential amendments thereto or supplementations thereof) reasonably requested by the Brazilian Underwriters;

XIII.

promptly inform the Brazilian Underwriters and the International Underwriters about any proposals to amend or supplement the Prospectuses and not effect such amendment or supplementation without the Brazilian Underwriters’ and the International Underwriters’ previous consent in writing;

XIV.

promptly inform the Brazilian Underwriters and the International Underwriters about any events in its knowledge which may give rise to any amendment to the Prospectuses, so that any such Prospectuses do not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and, during any such period, subject to the provisions set forth in item XIII above, prepare and deliver to the Brazilian Underwriters and the International Underwriters promptly after receipt of any request in this regard, the amendments to or supplementations of any such Prospectuses necessary to implement any such modifications and bear any and all costs relating to said amendments or supplementations;

XV.

not to distribute any material concerning the Global Offering, other than the Prospectuses, the Notice to the Market, the Announcement of Commencement, the Announcement of Completion, the Marketing Materials indicated in Appendix II hereto and any other potential publications required or permitted by CVM’s regulation;

XVI.

not to disclose, without the express consent of the Brazilian Underwriters and the International Underwriters, any information concerning the Company and its subsidiaries, including financial results or prospect concerning the Company and/or any of its subsidiaries, or concerning the issuance and offer of the Shares, not included in the Prospectuses, except for those expressly set forth in the applicable legislation;

XVII.	arrange for, in conformity with Section 12.1 above, item II, the full deposit of the Shares of the Brazilian Offering and, if applicable, the

Over-allotment Shares, free and clear of any liens or charges, in the custody facility of BM&FBOVESPA;

XVIII.

enter into, and cause each of the respective officers and directors to enter into, up to the execution date hereof, Lock-Up Agreements substantially in the form of the International Underwriting Agreement;

XIX.

perform the obligations assumed hereunder, under the International Underwriting Agreement, the respective Lock-up Agreement, the Stabilization Agreement, the Service Rendering Agreement, the Deposit Agreement for Issuance of ADRs (any and all documents referred to herein, as well as any other documents entered into by virtue of the Global Offering are hereinafter jointly referred to as “Global Offering Documents”);

XX.

except as set forth in the Stabilization Agreement, not to take, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in, under the, Brazilian legislation, the stabilization or manipulation of the price of any security issued by the Company to facilitate the sale or resale of the Shares;

XXI.	allocate the net proceeds from the Global Offering in the manner described in the Final Prospectus under the caption “Use of Proceeds”;

XXII.

use its best efforts to, during the period of 3 (three) years counted from the execution date hereof, keep the Shares of the Brazilian Offering listed for trading in the special securities trading segment of BM&FBOVESPA, governed by the Novo Mercado Regulation (“Novo Mercado”);

XXIII.

so long as a corporation, use its best efforts to keep the registrations with CVM and BM&FBOVESPA (including in what concerns the Novo Mercado Regulation) at all times updated, in full force and effect and in good standing, thereby ensuring the compliance with any and all requirements set forth in the agreement of participation in the Novo Mercado;

XXIV.

so long as a corporation, file on timely basis any and all documents and reports concerning the Company’s share capital, including the Shares, required by CVM’s BM&FBOVESPA’s regulation, in accordance with the rules of the Novo Mercado, including audited and unaudited financial statements;

XXV.

so long as a corporation, arrange for the proper preparation and disclosure of its economic and financial data, in conformity with the Brazilian Corporate Law, CVM’s and BM&FBOVESPA’s regulations (including the Novo Mercado Regulation);

XXVI.

so long as a corporation, promptly disclose to the public, within the legal term, the decisions taken by the Company’s management and general meetings deemed as material for purposes of disclosure, in conformity with CVM’s and BM&FBOVESPA’s regulations (including the Novo Mercado Regulation;

XXVII.

during the period of 2 (two) years counted the from the execution date hereof, provide the Brazilian Underwriters and the International Underwriters, upon request, with (a) a copy of any reports or other communications sent by the Company to its shareholders or published or otherwise made available to the public by the Company; (b) a copy of any annual and quarterly reports and information, filed with Brazilian regulatory agencies and bodies; (c) a copy of any documents or reports filed with any Brazilian stock exchange wherein the shares of any class issued by the Company are listed for trading; and (d) any other information on the Company’s and its Subsidiaries’ (as defined below) business and financial conditions requested by the Brazilian Underwriters and the International Underwriters, in any event, as soon as any such other information is available;

XXVIII.

indemnify and hold the Brazilian Underwriters and the International Underwriters harmless from and against any taxes, levies or emoluments, including interest and fines, levied on the creation, issuance and subscription of the Shares and the execution hereof, it being understood that any and all payments to be made by the Company to the Brazilian Underwriters and, if applicable, the International Underwriters, in conformity herewith, shall be made without any withholding or deduction of taxes, levies or emoluments of any nature whatsoever, unless the Company is required to carry out any such deduction or withholding by operation of law, in which event the Company shall pay additional values so that the net value received after said withholding or deduction is equivalent to the values that would have been received if no withholding or deduction has been carried out; and

XXIX.

regardless of the consummation of the Global Offering, bear or, if incurred by the Brazilian Underwriters, UBS Pactual Corretora or the International Underwriters, reimburse the Brazilian Underwriters and the International Underwriters for, any and all expenses relating to the performance of the obligations thereof set forth in the Global Offering Documents (any and all expenses are hereinafter jointly referred to as “Expenses”), including:

(a)

any and all expenses relating to the preparation of, and any amendments or supplements to, the Prospectuses, and the printing and delivery of copies thereof to the Institutions Participating in the Brazilian Offering (including mail and delivery costs);

(b)

any and all expenses relating to the preparation of, and any amendments or supplements to, the Global Offering Documents, and the printing, reproduction and delivery of copies thereof to the Institutions Participating in the Brazilian Offering (including mail and delivery costs);

(c)	any and all expenses relating to the registration, issuance, subscription or sale and delivery of the Shares to the respective investors, including any transfer or other fees;

(d)	any and all expenses relating to the listing of the Shares of the Brazilian Offering in the Novo Mercado segment and any other ancillary expenses;

(e)	any and all expenses relating to any Share custody, registration and transfer agents;

(f)

any and all expenses relating to the road shows, including the preparation of Supporting Materials, expenses incurred by any advisors involved therein, travel and accommodation expenses, aircraft charter costs relating thereto and any other expenses incurred by the Company’s, the Brazilian Underwriters’ and the International Underwriters’ officers;

(g)	any and all expenses relating to the performance, by the Company, of any other obligations thereof set forth in the Global Offering Documents;

(h)	any and all expenses and attorneys’ fees incurred by the Company’s Brazilian and foreign legal counsel;

(i)	any and all expenses and attorneys’ fees incurred by the Brazilian Underwriters’ and the International Underwriters’ Brazilian and foreign legal counsel;

(j)	any fees and expenses incurred by the independent auditors, in connection with the conduct of the Global Offering;

		(k)	any and all expenses relating to any and all publications required in connection with the Global Offering;

		(l)	fee for registration of the Global Offering by CVM;

		(m)	any emoluments and fees payable to BM&FBOVESPA and the National Association of Investment Banks (“ANBID”);

		(n)	any compensation to be paid to BM&FBOVESPA for the services rendered in conformity with the Service Rendering Agreement;

(o)

within the scope of the loan of common shares issued by the Company to the Lead Underwriter in order to cover any potential over-allotment, the values paid by the Lead Underwriter and/or UBS Pactual Corretora with respect to (i) the compensation fee set forth in the agreements for loan of shares issued by the Company; and (ii) the expenses incurred with fees and emoluments to be paid to BM&FBOVESPA by virtue of the loans; and

		(p)	any and all other costs and expenses to be borne, in conformity with the International Underwriting Agreement, by the Company.

15.1.1

The Expenses shall be informed by the Brazilian Underwriters and/or the International Underwriters to the Company and, if not deducted in conformity with Section 12.1 above, item IX, any such Expenses shall be fully paid by the Company within a period of up to 5 (five) business days counted from the date of submission of the respective Expense reimbursement request, increased by the values relating to any taxes levied thereon, so that the Brazilian Underwriters and the International Underwriters receive the values to which any such Brazilian Underwriters and International Underwriters would be entitled if any such taxes were not applicable.

15.2

Without prejudice to any other obligations of the Brazilian Underwriters set forth herein, in CVM’s regulation and any other applicable legal provisions, the Lead Underwriter undertakes to and, in the event of items I, VII, VIII, IX, X, XI, XII, XIII, XIV, XV, XVI, XVII, XVIII, XIX and XX below, the Brazilian Underwriters undertake to:

	I.	evaluate, together with the Company and the International Underwriters, the feasibility of the Global Offering and the terms and conditions set forth therein;

	II.	file for, together with the Company, the registration of the Global Offering with CVM, duly in conformity with CVM Instruction 400, based on the information provided by the Company, and advise the

Brazilian Underwriters in connection with any and all phases of the Global Offering;

III.	establish the underwriting syndicate, in conformity herewith;

IV.

inform the CVM, up to the obtaining of registration of the Global Offering, about the syndicated underwriters, by describing the number of Shares of the Brazilian Offering originally allocated to each syndicated underwriter;

V.

immediately inform the CVM about any potential amendment hereto or termination or rescission hereof, subject to, with respect to any amendment, the provisions set forth in Article 35 of CVM Instruction 400;

VI.

deliver monthly to CVM, within a period of 15 (fifteen) days after the closing of the month, as of the publication of the Announcement of Commencement, a report indicating the consolidated distribution of the Shares of the Brazilian Offering, in accordance with the form of Appendix VII to CVM Instruction 400;

VII.

actively participate, together with the Company and the International Underwriters, with the support of the legal counsel and other third parties, in the preparation, at the Company’s expense, (a) of the Prospectuses and, solely with respect to the Brazilian Prospectuses, in the verification of the consistency, quality and sufficiency of the information contained therein in conformity with Article 56, paragraph 1 of CVM Instruction 400, and the ANBID Code; (b) of the Notice to the Market; (c) of the Reserve Order; (d) of the Marketing Materials; (e) of the Announcement of Commencement; (f) of the Share subscription bulletin form; and (g) of the Announcement of Completion;

VIII.

disclose, at the Company’s expense, if required by CVM Instruction 400, the Notice to the Market, the Announcement of Commencement, the Announcement of Completion and any other notices required by the applicable legislation;

IX.	prepare, monitor and control the Brazilian Offering plan, together with the Company, in conformity with the regulation in force;

X.	control and process the subscription bulletins concerning the Shares of the Brazilian Offering and deliver any such bulletins to the Share bookkeeper;

XI.	suspend the Global Offering in the event of verification of any fact or discrepancy, including after the granting of registration of the Global

Offering by CVM, that may give rise to the suspension or cancellation of the registration;

XII.

without prejudice to the provisions set forth in item XI above, promptly provide notice of the occurrence of any action or discrepancy therein stated to CVM, which shall verify whether the occurrence of said action or discrepancy may be resolved, in conformity with Article 19 of CVM Instruction 400;

XIII.

keep available to CVM, for a period of 5 (five) years counted from the date of publication of the Announcement of Completion, any and all documentation relating to the process for registration of the Global Offering and preparation of the Prospectuses;

XIV.	disclose, at the Company’s expenses, the Brazilian Offering to the investors in Brazil in conformity with the applicable legislation;

XV.

keep the Brazilian Prospectuses (and any potential amendments thereto or supplementations thereof) available to the investors in Brazil, in physical form, in sufficient number of copies, in the Brazilian Underwriters’ head office (or the address indicated in the Notice to the Market and the Announcement of Commencement) and request the Syndicated Underwriters to also keep them in the head offices thereof (or the address indicated in the Notice to the Market and the Announcement of Commencement), and, in electronic form, on the Brazilian Underwriters’ websites, and request the Syndicated Underwriters to also make them available on the websites thereof;

XVI.

until the disclosure of the Global Offering to the market, restrict (a) the disclosure of information concerning the Global Offering to the information necessary for the attainment of the purposes thereof, and advise the recipients about the confidential nature of the information delivered; and (b) the use of any confidential information strictly in connection with the purposes relating to the preparation of the Global Offering;

XVII.

abstain from trading in, up to the publication of the Announcement of Completion, securities issued by the Company, except (a) in the events set forth in Article 48, item II, of CVM Instruction 400, if applicable; or (b) in the event of waiver by CVM;

XVIII.

submit to CVM any and all surveys and reports relating to the Company and the Global Offering potentially prepared or requested by the Brazilian Underwriters, in conformity with Article 48, item III, of CVM Instruction 400;

XIX.	abstain from disclosing any press release relating to the Global Offering or the Company; and

XX.

as of the date of disclosure of the Global Offering, upon the disclosure of any information concerning the Company or the Global Offering, (a) abide by any and all principles relating to the quality and transparency of and fair access to the information; and (b) describe the relationship with the Company or the interest on the Global Offering, in the Brazilian Underwriters’ statements concerning matters that involve the Global Offering, the Company or the Shares.

16.	REPRESENTATIONS

16.1	The Company represents and warrants to the Brazilian Underwriters that:

I.

(a) the Preliminary Prospectus of the International Offering, the Preliminary Prospectus and the Marketing Materials did not contain, as of the respective dates, and the Preliminary Prospectus of the International Offering, containing information on the Price per Share and the number of Shares subject to the Global Offering, and the Final Prospectus of the International Offering and the Final Prospectus do not contain, as of the date hereof, and will not contain, as of the Closing Date and, however the case may be, as of each Closing Date of the Over-allotment Shares, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Prospectuses and the Marketing Materials, in light of the circumstances under which they were made, not misleading, and the Preliminary Prospectus of the International Offering, containing information on the Price per Share and the number of Shares subject to the Offering, and the Preliminary Prospectus, the Final Prospectus of the International Offering and the Final Prospectus contain, as of the respective date, and will contain, as of the Closing Date and as of the Closing Date of the Over-allotment, any and all material information for the investor to reach a reasonable investment decision; (b) the opinions, analysis and projections, statistical and market-related data concerning the Company, its subsidiaries and the Shares, contained or included by reference in the Prospectuses and the Marketing Materials, are based on circumstances and assumptions that the Company believes to be reliable and accurate, and consent was obtained in writing from the respective sources, if necessary, for the use thereof, provided, however, that the Company shall not be held liable for the information contained in Section 19.2 below; (c) there are no material differences between

(i) the information contained in the Preliminary Prospectus and the Preliminary Prospectus of the International Offering; and (ii) the information contained in the Final Prospectus and the Final Prospectus of the International Offering; and (d) the Company has not distributed and will not distribute any material concerning the Offering, other than the Prospectuses and the Marketing Materials approved by or filed with CVM, in accordance with CVM Instruction 400 and indicated in Appendix II hereto (it being understood that, for the purposes of this item, the following documents shall not be considered as offering documents:  any material event notices published or to be published in accordance with CVM Instruction nº 358, of January 3, 2002, as amended, the Notice to the Market, the Announcement of Commencement, the Announcement of Completion and any other potential publications required by CVM’s regulation, in each case, published in Brazil);

II.

it is a company duly organized, incorporated and validly existing as a corporation under the laws of Brazil, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectuses; is duly qualified to do business in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for any failures to be so qualified that would not, individually or in the aggregate, have a Material Adverse Effect. For the purposes hereof, the term “Material Adverse Effect” means any material adverse effect on the condition (financial or otherwise), business, properties, results of operations or prospects of the Company and its subsidiaries, taken as a whole;

III.

it has, as of the date hereof, and will have, as of the Closing Date, the authorized capitalization and the number of shares issued and outstanding as set forth in the Prospectuses. The shares representing the share capital of the Company, including the Shares, have been duly authorized; all outstanding shares of share capital of the Company have been validly issued and are fully paid and non-assessable, and, when the Shares have been delivered and paid for in accordance with this Agreement on each Closing Date and on the Closing Date of the Over-allotment Shares, will have been validly issued, fully paid and nonassessable, and will conform, in all material aspects, to the description thereof contained in the Prospectuses. No holder of the Shares will be subject to personal liability by reason of being holder of the Shares. Except as set forth in the Prospectuses, there are no outstanding subscription warrants or call options issued by the

Company or any of the subsidiaries of the Company identified on Appendix III hereto (“Significant Subsidiary”) to purchase any shares issued by the Company, and, except for the preemptive right set forth in the Brazilian Corporate Law or as provided in the Voting Agreement, or as otherwise set forth, in the Prospectuses (a) there are no preemptive or other rights to purchase, from the Company or any of its Significant Subsidiaries, shares issued by the Company or any of its Significant Subsidiaries, including the Shares; or (b) any restrictions upon the voting or transfer of, any shares issued by the Company, including the Shares, pursuant to the Company’s by-laws, any Brazilian law or any rule or regulation of any Brazilian governmental agency or body or court, or any agreement or other instrument to which the Company or any of its Significant Subsidiaries is a party or by which it is bound;

IV.

each Significant Subsidiary was duly organized and incorporated and is validly existing as a corporation or other type of company, however the case may be, under the laws of Brazil, in good standing (as applicable) in accordance with the laws of its respective jurisdiction, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectuses; and each Significant Subsidiary is duly qualified to conduct its business in each jurisdiction of incorporation or in which the conduct of business or its ownership or leasing of property requires such qualification, except to the extent that any failure to be so qualified or the lack of any such good standing would not, individually or in the aggregate, have a Material Adverse Effect. All of the securities representing the share capital of each Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as disclosed in the Prospectuses, the securities issued by each of the Significant Subsidiaries owned by the Significant Subsidiary, directly or indirectly, are owned free from liens, encumbrances or defects. The subsidiaries listed under the caption “Business” of the Brazilian Prospectuses constitute all the subsidiaries of the Company;

V.

except as disclosed in the Prospectuses, there are no contracts, agreements or understandings with any person that would give rise to a valid claim against the Company or the Brazilian Underwriters for a brokerage commission, finder’s fee or other like payment in connection with the Global Offering;

VI.

there are no contracts, agreements or understandings between the Company and any person granting such person the right, whether contractual or otherwise, to require the Company to file a registration statement with respect to any securities owned or to be owned by such person under the Securities Act or the Brazilian laws, or to require the Company to include such securities in the securities subject to a public offering registration application filed by the Company under the Securities Act or the Brazilian legislation;

VII.	this Agreement, the International Underwriting Agreement and the other Offering Documents to which the Company is a party have been duly authorized, executed and delivered;

VIII.

the Deposit Agreement for Issuance of ADRs has been duly authorized, executed and delivered by the Company, and, assuming due authorization, execution and delivery thereof by the Depositary of the ADSs, constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy or judicial or extrajudicial reorganization proceedings. Upon execution and delivery, by the Depositary of the ADRs, of the ADRs evidencing the ADSs against deposit of the Shares of the International Offering, in accordance with the provisions for the Issuance of ADRs and the Agreement for Custody of the Shares of the International Offering, and upon payment for the respective ADSs in accordance with the provisions set forth in the International Underwriting Agreement, the ADSs evidenced by such ADRs will be duly and validly issued, and the persons in whose names the ADRs are registered will be the holders of the respective ADRs, free and clear of any encumbrances, claims, liens or other encumbrances, and may exercise any and all rights conferred thereupon as described in the Deposit Agreement for Issuance of ADRs. The Deposit Agreement for Issuance of ADRs, the Agreement for Custody of the Shares of the International Offering and the ADSs conform in all material respects to the descriptions thereof contained in the Prospectuses. Except as disclosed in the Prospectuses, there are no limitations on the rights of holders of the Shares, ADSs or ADRs evidencing the ADSs to hold or vote or transfer their respective securities;

IX.	no consent, approval, authorization, or order of, or filing with, any U.S., Brazilian or other governmental or regulatory agency or body is required, including courts or stock exchanges, and no other action or thing is required to be taken, fulfilled or done, for the consummation of the transactions set forth herein or in the International Underwriting Agreement in connection with the issuance or sale of the Shares (including in the form of ADSs) except (a) such as have been obtained and made under the Securities Act and the Exchange Act; (b) for the approvals by the CVM, the BM&FBOVESPA and the National Association of Investment Banks (ANBID) required in connection with the conduct of the Global Offering as contemplated by this Agreement and the International Underwriting Agreement, which have been obtained and remain in full force and effect or will be obtained and remain in full force and effect on the Closing Date; (c) the approval, by NYSE, of the supplemental listing of ADSs before the NYSE, which was obtained and is in full force and effect; (d) such as have been obtained under the laws and regulations of other jurisdictions in which the Shares (including in the form of ADSs) are offered; and (e) such as may be required under state capital markets laws in the United States;

X.

except as disclosed in the Prospectuses, under current laws and regulations of Brazil, any amounts payable with respect to the Shares upon liquidation of the Company or upon redemption thereof and dividends, interest on shareholders’ equity and other distributions declared and payable on the Shares may be paid by the Company to the holders thereof in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, and no such payments made to persons who are non-residents of Brazil are subject to income, withholding or other taxes in Brazil (notwithstanding the obtaining of any Brazilian governmental agency or other tax authority authorizations), as long as the investment in any such equity interests is duly registered with the Central Bank;

XI.

the execution, delivery and performance of Global Offering Documents and the issuance, offer and sale of the Shares will not result in a breach or violation of any of the terms and conditions of, or constitute a default under, (a) any Brazilian or foreign statute, rule, regulation or order of any Brazilian or foreign governmental agency or body or court or stock exchange having jurisdiction over the Company or any subsidiary of the Company or any of their respective properties; (b) except where such breach, default or violation would not, individually or in the aggregate, have a Material Adverse Effect, any agreement or instrument to which the Company or any Significant Subsidiary is a party or by which the

Company or any such Significant Subsidiary is bound or to which any of the respective properties of the Company or any such Significant Subsidiary is subject; or (c) the by-laws or equivalent constitutive documents of the Company or any subsidiary, and the Company has full power and authority to authorize, issue and sell the Shares as contemplated by this Agreement and the International Underwriting Agreement;

XII.

except as disclosed in the Prospectuses, the Company and its subsidiaries have good and marketable title to all material real properties and all material other properties and assets owned by them, in each case free from liens, encumbrances or defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in the Prospectuses, the Company and its subsidiaries hold any material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them;

XIII.

except as disclosed in the Prospectuses, the Company and its subsidiaries possess adequate licenses, certificates, authorizations or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except in the event where the lack of any such licenses, certificates, authorizations or permits may not, individually or in the aggregate, have a Material Adverse Effect, and the Company and its subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect;

XIV.

except as disclosed in the Prospectuses, no legal proceedings or labor disputes, strikes, interruption, lockouts or disturbances with the employees of the Company or any subsidiary exists or, to the best of the Company’s knowledge, is imminent that would, individually or in the aggregate, have a Material Adverse Effect;

XV.

the Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, as currently operated or currently used, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect;

XVI.

except as disclosed in the Prospectuses, neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, Brazilian or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “ environmental laws”), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim;

XVII.

neither the Company nor any of its Significant Subsidiaries (a) is in violation of its by-laws or equivalent constitutive documents, (b) is in default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, except as otherwise described in the Prospectuses or to the extent that any such default would not, individually or in the aggregate, have a Material Adverse Effect; (c) is in violation in any material respect of any Brazilian, U.S. and other law, regulation or court decree to which it or its property or assets may be subject, or any material license, permit, certificate, franchise or other Brazilian, U.S. and other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business as described in the Prospectuses;

XVIII.

except as disclosed in the Brazilian Prospectuses, there are no pending actions, suits, proceedings or investigations against or affecting the Company, any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under Global Offering Documents; and, to the best of the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated;

XIX.

KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which has certified certain consolidated financial statements of the Company and whose reports appear in the Brazilian Prospectuses, is an independent public accountant in accordance with the accounting standards established by the Brazilian Federal Accounting Council;

XX.

Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm, which has certified certain consolidated financial statements of the Company and whose reports appear in the Brazilian Prospectuses, is an independent public accountant in accordance with the accounting standards established by the Brazilian Federal Accounting Council;

XXI.

the consolidated financial statements of the Company included in the Brazilian Prospectuses present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; such consolidated financial statements have been prepared in conformity with the Brazilian Corporate Law, the rules and regulations of CVM and the Brazilian accounting standards issued by the Brazilian Institute of Independent Accountants (IBRACON) and the Brazilian Federal Accounting Council (“Brazilian GAAP”) applied on a consistent basis, except as otherwise expressly stated therein; the financial information of the Company included in the Prospectuses presents fairly, in all material respects, the financial position and results of operations of the Company and its subsidiaries for the periods specified therein, and such financial information has been prepared in conformity with Brazilian GAAP applied on a consistent basis, except as otherwise expressly stated therein;

XXII.

the pro forma financial information, together with the related notes, included in the Prospectuses has been prepared in accordance with the applicable rules and regulations in all material respects; the assumptions underlying such pro forma financial information are reasonable and are set forth in the Prospectuses, and the adjustments used with respect to such pro forma financial information are appropriate in all material respects to give effect to the transactions or matters referred to therein;

XXIII.

except as disclosed in the Prospectuses, since the date of the latest audited consolidated financial statements of the Company included in the Prospectuses (a) there has been neither any material adverse change nor any development or event involving a prospective material adverse change in the condition (financial or other), business, properties, results of operations or prospects of the Company and its subsidiaries taken as a whole; (b) there has been no dividend, interest on shareholders’ capital or any other distribution or payment with respect to its share capital; (c) neither the Company nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not have, severally or jointly, a Material Adverse Effect;

XXIV.

the Company, its Significant Subsidiaries and the Company’s obligations under this Agreement and the International Underwriting Agreement are subject to civil and commercial law; and neither the Company, nor its Significant Subsidiaries, nor any of its or their rights, obligations, properties or assets has any right of immunity from any action, suit or proceeding, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement and the International Underwriting Agreement;

XXV.

(a) the Company and its subsidiaries make and keep books and records that are accurate in all material respects; and (b) maintain internal accounting controls that provide reasonable assurance that (i) transactions are executed in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of their financial statements in accordance with Brazilian GAAP and to maintain accountability for their assets; (iii) access to their assets is permitted only in accordance with management’s authorization; and (iv) the reported accountability for their assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to the differences;

XXVI.	any statistical and market-related data included in the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate in all material respects;

XXVII.

neither the Company nor any of its subsidiaries nor any of their respective directors, officers, affiliates or controlling persons has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in, the stabilization or manipulation of the price of the Shares or to facilitate the sale or placement of the Shares, except for stabilization activities to be carried out by the Lead Underwriter pursuant to the Stabilization Agreement;

XXVIII.

except as disclosed in the Brazilian Prospectuses, the Company and its subsidiaries have filed all tax returns required to have been filed by them or appropriate extensions for such filings have been obtained as required by applicable Brazilian and other laws and regulations, and have paid all taxes due and payable by any of them and all assessments and other governmental charges or levies made against them, except such as not yet due or being contested in good faith or where the failure to file such returns or pay such taxes, assessments, governmental charges or levies would not result, individually or in the aggregate, in a Material Adverse Effect; and to the best of the Company’s knowledge, there is no material proposed tax deficiency, assessment, charge or levy against the Company or any of its subsidiaries as to which a reserve would be required to be established under Brazilian GAAP that has not been so reserved or that should be disclosed in the Prospectuses that has not been so disclosed;

XXIX.

the Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries in Brazil;

XXX.

except as disclosed in the Prospectuses, no material indebtedness (actual or contingent) and no contract or arrangement material to the Company is outstanding between the Company and any director or executive officer of the Company or any person connected with such director or executive officer (including his/her spouse, infant children or any company or undertaking in which he/she holds a controlling interest). There are no relationships or transactions between the Company on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers, on the other hand that, although required to be disclosed, are not disclosed in the Prospectuses;

XXXI.

the Shares were approved for listing on BM&FBOVESPA and, up to the Closing Date, the ADSs will be, as of the Closing Date, approved for listing on NYSE and will have been accepted for settlement through the facilities of The Depository Trust Company;

XXXII.

no tax, duty or emolument, including interest and penalties, is payable in Brazil on or in connection with the issuance and sale of the Shares by the Company pursuant to the Deposit Agreement for Issuance of ADRs, the issuance and sale of the Shares by the Company or the execution and delivery of Global Offering Documents other than (a) the taxes payable by the Institutions Participating in the Brazilian Offering and the International Underwriters in connection with the values received as compensation; (b) an administrative fee (taxa de fiscalização) payable by the Company; (c) a fee payable to ANBID; and (d) the compensation payable to BM&FBOVESPA under the Service Rendering Agreement;

XXXIII.

neither the Company nor any of its Significant Subsidiaries, nor, to the best of the Company’s knowledge, any director, officer, employee, authorized agent or other person acting on behalf of the Company or any of its Significant Subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any equivalent provision of Brazilian law; or otherwise made any unlawful payment to any Brazilian or foreign government official or employee from corporate funds;

XXXIV.	there are no contracts or documents that are required to be described in the Prospectus that have not been so described in all material aspects as required;

XXXV.	no forward-looking statement contained in the Brazilian Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith;

XXXVI.	there are no material discrepancies between the information contained in the Final Prospectus and the information contained in the International Final Prospectus;

	XXXVII.	the Company’s representations in the International Underwriting Agreement are true and accurate;

XXXVIII.

neither of the Company nor any of its Significant Subsidiaries has sent or received any communication regarding termination of, or non-renewal of, any of the contracts or agreements referred to or described in the Prospectuses, and no such termination or non-renewal has been threatened by the Company or any Significant Subsidiary or, to the best of the Company’s knowledge, any other party to any such contract or agreement, except where such termination or non-renewal may not have, individually or in the aggregate, a Material Adverse Effect;

	XXXIX.	the Company and each of its Significant Subsidiaries are in compliance, in all material respects, with applicable Brazilian and U.S. anti-money laundering rules and regulations;

	XL.	the Company has been advised by the Brazilian Underwriters to engage a market maker in conformity with the applicable regulations; and

XLI.

the Offering registration application, filed with CVM, and the Prospectuses, have been prepared in conformity with the provisions set forth in CVM Instruction 400 and other applicable regulations and the ANBID Code.

16.1.1

Notwithstanding any provision of Section 16.1 above to the contrary, it is understood and agreed that, in giving or making such representations and warranties of Section 16.1 above or any other provision hereof with respect to Sadia and its subsidiaries, the Company is doing so solely based upon its knowledge.

16.2	Sadia represents and warrants to the Brazilian Underwriters that:

I.

the Preliminary Prospectus of the International Offering, the Preliminary Prospectus and the Marketing Materials did not contain, as of their respective dates, and the Preliminary Prospectus of the International Offering, containing information on the Price per Share and the number of Shares subject to the Global Offering, and the Final Prospectus of the International Offering and the Final Prospectus do not contain, as of the date hereof, and will not contain, as of the Closing Date and, however the case may be, as of each Closing Date of the Over-allotment Shares, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Prospectuses and the Marketing Materials, in light of the circumstances under which they were made, not misleading, provided, however that Sadia shall not be held liable for the information contained in Section 19.2 below; and also, that the representations of Sadia provided in this item I with respect to the information contained in the Prospectuses and the Marketing Materials shall be limited to the information contained in the Annual Report on Form 20-F of Sadia for the year ended December 31, 2008 (“Sadia 2008 Annual Report on Form 20-F”), as submitted to SEC on June 30, 2009, and the information provided by Sadia to the Company for purposes of inclusion in the second Report on Form 6-K submitted to SEC on July 10, 2009, specifically with respect to (a) the financial information of Sadia and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2009 and 2008 and for the three-month periods ended March 31, 2009 and 2008; (b) operating information of Sadia as of March 31, 2009 and 2008 and for the three-month periods ended March 31, 2009 and 2008; and (c) historical financial information included in the Company’s pro forma financial statement (“Form 6-K”);

II.

Sadia has been duly organized and incorporated and is validly existing as a corporation under the laws of Brazil, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectuses; and Sadia is duly qualified to do business as a foreign corporation in good standing (if applicable) in each jurisdiction of incorporation or in which its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified that, individually or in the aggregate, would not have a Material Adverse Effect on Sadia. For the purposes hereof, the term “ Sadia Material Adverse Effect” mean any material adverse effect on the condition (financial or otherwise), business, properties, results of operations or prospects of Sadia and its subsidiaries, taken as a whole;

III.

Sadia has an authorized capitalization and the number of shares issued and outstanding as set forth in the Prospectuses. The shares representing the share capital of Sadia have been duly authorized; all outstanding shares of Sadia are validly issued, fully paid and nonassessable and conform to the description thereof contained in the Prospectuses;

IV.	each subsidiary of Sadia set forth in Appendix IV hereto (“Sadia Significant Subsidiaries”) has been duly organized and incorporated and is established as a corporation or other type of company, in good standing (to the extent applicable) under the laws of the jurisdiction of its organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectuses; each Sadia Significant Subsidiary is duly qualified to do business as a foreign corporation in good standing (to the extent applicable) in each jurisdiction of incorporation or in which its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified that, individually or in the aggregate, would not have a Sadia Material Adverse Effect. All of the securities representing the share capital of each Sadia Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Except as disclosed in the Prospectuses, the securities issued by each Sadia Significant Subsidiary owned by Sadia, directly or through subsidiaries, is owned free from liens, encumbrances and defects. The subsidiaries listed under the caption “Sadia” in the Brazilian Prospectuses constitute all the subsidiaries of Sadia;

V.	this Agreement and the International Underwriting Agreement have been duly authorized, executed and delivered by Sadia;

VI.

the execution, delivery and performance by Sadia of this Agreement and the International Underwriting Agreement will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (a) any U.S., Brazilian or other statute or any rule, regulation or order of any U.S., Brazilian or other governmental agency or body or court or stock exchange having jurisdiction over Sadia or any subsidiary of Sadia or any of their respective properties; (b) except to the extent that it may not result, individually or in the aggregate, in a Sadia Material Adverse Effect, any agreement or instrument to which Sadia or any Sadia Significant Subsidiary is a party or by which Sadia or any such Sadia Significant Subsidiary is bound or to which any of the respective properties of Sadia or any such Sadia Significant Subsidiary is subject, or (c) the by-laws or equivalent constitutive documents of Sadia or any subsidiary;

VII.

except as disclosed in the Prospectuses, Sadia and its subsidiaries have good and marketable title to all material real properties and all material other properties and assets owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or proposed to be made thereof by them; and except as disclosed in the Prospectuses, Sadia and its subsidiaries hold any material leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or proposed to be made thereof by them;

VIII.

except as disclosed in the Prospectuses, Sadia and its subsidiaries possess adequate licenses, certificates, authorizations or permits issued by appropriate governmental agencies or bodies necessary to conduct of the business now operated by them, except as would not reasonably be expected, individually or in the aggregate, to have a Sadia Material Adverse Effect, and Sadia and its subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to Sadia or any of its subsidiaries, could, individually or in the aggregate, have a Sadia Material Adverse Effect;

IX.

except as disclosed in the Prospectuses, no labor dispute with the employees of Sadia or any subsidiary exists or, to the best of Sadia’s knowledge, is imminent that would, individually or in the aggregate, have a Sadia Material Adverse Effect;

X.

Sadia and its subsidiaries own, possess or can acquire on reasonable terms, adequate intellectual property rights necessary to conduct the business now operated by them, or as currently used by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to Sadia or any of its subsidiaries, would, individually or in the aggregate, have a Sadia Material Adverse Effect;

XI.

except as disclosed in the Prospectuses, neither Sadia nor any of its subsidiaries is in violation of environmental laws, owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Sadia Material Adverse Effect; and Sadia is not aware of any pending investigation which might lead to such a claim;

XII.	neither Sadia nor any of its Sadia Significant Subsidiaries (a) is in violation of its by-laws or equivalent constitutive documents, (b) is in default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject, except as otherwise described in the Prospectuses or to the extent that any such default would not, individually or in the aggregate, have a Sadia Material Adverse Effect; or (c) is in violation in any material respect of any Brazilian, U.S. and other law, regulation or court decree to which it or its property or assets may be subject, or was not able to obtain any material license, permit, certificate, franchise or other Brazilian, U.S. and other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business as described in the Prospectuses;

XIII.

except as disclosed in the Prospectuses, there are no pending legal or governmental actions, suits or proceedings against or affecting Sadia, any of its subsidiaries or any of their respective properties that, if determined adversely to Sadia or any of its subsidiaries, would, individually or in the aggregate, have a Sadia Material Adverse Effect, or would materially and adversely affect the ability of Sadia to perform its obligations under this Agreement or the International Underwriting Agreement; and, to the best of Sadia’s knowledge, no such actions, suits or proceedings are threatened or contemplated;

XIV.

KPMG Auditores Independentes, Sadia’s independent registered public accounting firm, which has certified the consolidated financial statements of Sadia and whose reports appear in the Prospectuses, are an public accountant in accordance with the accounting standards established by the Brazilian Federal Accounting Council and an independent registered public accounting firm as required by the Securities Act and the SEC Rules and Regulations;

XV.

the consolidated financial statements of Sadia included in the Prospectuses present fairly, in all material respects, the financial position of Sadia and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown; such consolidated financial statements have been prepared in conformity with U.S. GAAP or the Brazilian GAAP, however the case may be, in each case applied on a consistent basis, except as otherwise expressly stated therein; the other financial information of Sadia included in the Prospectuses presents fairly, in all material respects, the financial position and results of operations of Sadia and its subsidiaries for the periods specified therein, and such financial information has been prepared in conformity with U.S. GAAP or Brazilian GAAP, however the case may be, applied on a consistent basis, except as otherwise expressly stated therein;

XVI.

except as disclosed in the Prospectuses, since the date of the latest audited consolidated financial statements of Sadia included in the Prospectuses (a) there has been neither any material adverse change nor any development or event involving a prospective material adverse change in the condition (financial or other), business, properties, results of operations or prospects of Sadia and its subsidiaries taken as a whole; (b), there has been no dividend, interest on shareholders’ capital or any other distribution or payment with respect to the share capital of Sadia, (c) neither Sadia nor any of its subsidiaries has sustained any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except where such loss or interference would not have, individually or in the aggregate, a Sadia Material Adverse Effect;

XVII.

Sadia, the Sadia Significant Subsidiaries and Sadia’s obligations under this Agreement and the International Underwriting Agreement are subject to civil and commercial law; and neither Sadia, nor the Sadia Significant Subsidiaries, nor any of its or their properties or assets has any right of immunity from any action, suit or proceeding, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement and the International Underwriting Agreement;

XVIII.

Sadia and its subsidiaries (a) make and keep books and records that are accurate in all material respects; and (b) maintain internal accounting controls that provide reasonable assurance that (i) transactions are executed in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of their financial statements in accordance with

Brazilian GAAP and U.S. GAAP and to maintain accountability for their assets; (iii) access to their assets is permitted only in accordance with management’s authorization; and (iv) the reported accountability for their assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to the differences;

XIX.

any statistical and market-related data that relates to Sadia included in the Prospectuses are based on or derived from sources that Sadia believes to be reliable and accurate in all material respects;

XX.

except as disclosed in the Prospectuses, Sadia and its subsidiaries have filed all tax returns required to have been filed by them or appropriate extensions for such filings have been obtained as required by applicable Brazilian and other laws and regulations, and have paid all taxes due and payable by any of them and all assessments and other governmental charges or levies made against them, except such as not yet due or being contested in good faith or where the failure to file such returns or pay such taxes, assessments, governmental charges or levies would not reasonably be expected to result, individually or in the aggregate, in a Sadia Material Adverse Effect; and to the best of Sadia’s knowledge, there is no material proposed tax deficiency, assessment, charge or levy against Sadia or any of its subsidiaries as to which a reserve would be required to be established under U.S. GAAP or Brazilian GAAP that has not been so reserved or that should be disclosed in the Prospectuses that has not been so disclosed;

XXI.

Sadia and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries in Brazil;

XXII.

except as disclosed in the Prospectuses, no material indebtedness (actual or contingent) and no contract or arrangement material to Sadia is outstanding between Sadia and any director or executive officer of Sadia or any person connected with such director or executive officer (including his/her spouse, infant children or any company or undertaking in which he/she holds a controlling interest). There are no relationships or transactions between Sadia on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers, on the other hand that, although required to be disclosed, are not disclosed in the Prospectuses;

	XXIII.	there are no contracts or documents that are required to be described in the Prospectuses that have not been so described in all material aspects;

XXIV.

neither Sadia nor any of the Sadia Significant Subsidiaries, nor, to the best of the Sadia’s knowledge, any director, officer, employee, authorized agent or other person acting on behalf of Sadia or any of the Sadia Significant Subsidiaries has violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any equivalent provision of Brazilian law; or otherwise made any unlawful payment to any Brazilian or foreign government official or employee from corporate funds;

XXV.

neither of Sadia nor any of its subsidiaries has sent or received any communication regarding termination of, or non-renewal of, any of the contracts or agreements described in the Prospectuses, and no such termination or non-renewal has been threatened by Sadia or any Sadia Significant Subsidiary or, to the best of Sadia’s knowledge, any other party to any such contract or agreement, except where such termination or non-renewal may not, individually or in the aggregate, have a Sadia Material Adverse Effect;

	XXVI.	Sadia and each of the Sadia Significant Subsidiaries is in compliance, in all material respects, with applicable Brazilian and U.S. anti-money laundering rules and regulations;

	XXVII.	there are no material discrepancies between the information contained in the Final Prospectus and the information contained in the International Final Prospectus; and

	XXVIII.	Sadia’s representations in the International Underwriting Agreement are true and accurate.

16.3	Each of the Brazilian Underwriters individually represents that:

	I.	is duly incorporated under the laws of Brazil;

II.

is duly authorized to execute this Agreement and perform the obligations thereof arising herefrom, and that any such Brazilian Underwriter has satisfied any legal, contractual and statutory requirements in connection therewith;

	III.	this Agreement constitutes a valid and binding obligation of the respective Brazilian Underwriter enforceable against the Brazilian Underwriter in accordance with its terms;

IV.

the Brazilian Underwriter will, and will case its subsidiaries and any person acting on its behalf to, comply with any and all applicable laws and regulations in force in each jurisdiction in which, directly or indirectly, any such Brazilian Underwriter offers, places or delivers the Shares of the Brazilian Offering or owns or distributes any of the Global Offering Documents; and

V.

has and will not participate in any activity that would reasonably cause or result in manipulation of the price of any security issued by the Company to facilitate the sale or resale of the Shares of the Brazilian Offering, except for the stabilization activities approved by CVM, in conformity with the Stabilization Agreement.

17.	CONDITIONS PRECEDENT

17.1

The obligations of the Brazilian Underwriters hereunder shall be subject to (i) the validity and accuracy of the representations on the part of the Company and Sadia herein and in the International Underwriting Agreement, as of the date hereof, as of the Closing Date and, however the case may, as of each Closing Date of the Over-allotment Shares; (ii) the performance by the Company of its obligations hereunder and under the International Underwriting Agreement; and (iii) the following additional conditions precedent:

I.

the Brazilian Underwriters shall have received “comfort” letters, dated as of the date hereof, as of the Closing Date and as of the Closing Date of the Over-allotment Shares, to be issued by Ernst & Young Auditores Independentes and KPMG Auditores Independentes, in format and content satisfactory to the Brazilian Underwriters, with respect to the financial information and financial statements of the Company Companhia and Sadia included in the Brazilian Prospectuses;

II.

subsequent to the execution and delivery of this Agreement, there shall not have occurred (a) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties or results of operations of the Company or Sadia and its respective subsidiaries taken as one enterprise which, in the reasonable judgment of the Brazilian Underwriters, is material and adverse and makes it impractical or inadvisable to proceed with conduct of the Global Offering or the subscription for and purchase of and payment for the Shares; (b) any downgrading in the rating of any debt or securities of the Company or Sadia by any “internationally recognized statistical rating organization”, or any public announcement that any such organization has under surveillance or review its rating of any debt or securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implications of a possible downgrading, or such rating); (c) any change in U.S., Brazilian, or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of the Brazilian Underwriters, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Shares, whether in the primary market or in respect of dealings in the secondary market; (d) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or on the BM&FBOVESPA, or any setting of minimum prices for trading on such exchanges; (e) or any suspension of trading of any securities of the Company on any exchange or over-the-counter market; (f) any banking moratorium declared by U.S. federal, New York state or Brazilian authorities; (g) any major disruption of settlements of securities or clearance services in the United States or Brazil; or (h) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Brazil, any declaration of war by the Brazilian or U.S. Congress or any other national or international calamity or emergency if, in the judgment of the Brazilian Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the Global Offering or the sale of and payment for the Shares;

III.

the Brazilian Underwriters shall have received, as of Closing Date as of each Closing Date of the Over-allotment Shares, the legal opinions referred to in Sections 7(d) to (j) of the International Underwriting Agreement;

IV.	the Brazilian Underwriters shall have received the statements and certifications referred to in Section 7(k) of the International Underwriting Agreement;

V.

the Brazilian Underwriters and the International Underwriters shall have received copies of the minutes of the shareholders’ meetings, meetings of the Company’s board of directors and board of executive officers, as applicable, authorizing (a) the placement of the Shares by the Brazilian Underwriters and the International Underwriters; and (b) the execution of the Global Offering Documents;

VI.	the Brazilian Underwriters shall have received, up to the execution date hereof, the respective Lock-up Agreements from each of the directors and executive officers of the Company, in conformity with the International Underwriting Agreement;

	VII.	the listing of the Shares on BM&FBOVESPA and the ADSs on the NYSE shall be in full force and effect;

	VIII.	he Company shall have received the approvals referred to in item IX of Section 16.1 above;

IX.

the Brazilian Underwriters shall have received any and all approvals and consents required for the execution of the Global Offering Documents and the performance of the obligations thereof, including any and all approvals and consents to be obtained from creditors and governmental agencies;

X.

the Brazilian Underwriters’ and the Company’s legal counsel shall have received any and all approvals, consents, information and documents required for (a) the issuance of legal opinions; (b) confirm the accuracy and validity of the representations contained herein and in the International Underwriting Agreement and the satisfaction of the terms and conditions set forth herein and therein; and (c) confirm that any and all Company’s actions relating to the Global Offering are in format and content satisfactory to the Brazilian Underwriters and the International Underwriters; and

XI.

the Global Offering Documents, including the Share loan agreement, shall have been executed as, as of the Closing Date and as of each Closing Date of the Over-allotment Shares, shall be valid and in full force and effect.

18.	TERMINATION

18.1

This Agreement may be terminated by the Brazilian Underwriters at any time, without any obligations or liens to the parties hereto, except for the payment of the Expenses, as set forth in Section 18.3 below, and the provisions set forth in Section 19 below, in the event of any of the following circumstances:

	I.	no occurrence of any of the circumstances set forth in Section 17.1 above;

II.

imposition of requirements of such nature for the obtaining of the approvals and registrations necessary to conduct the Global Offering that make it impractical, inadvisable or expressly expensive for the parties, in the Brazilian Underwriters’ opinion, to obtain any such approvals or registrations;

	III.	acts of God or force majeure, including extraordinary market events, that make it impractical to conduct the Global Offering;

IV.

changes in legal or regulatory rules and regulations relating to the Brazilian capital market that may in any manner materially change the market conditions and/or the legal or operating procedures related to the issuance of the Shares, that make it impractical or inadvisable to proceed with the conduct of the Global Offering;

V.

changes in legal or regulatory rules and regulations relating to the composition and diversification of the portfolios of institutional and professional investors (that is, for example, insurance companies, mutual investment funds, financial institutions, managed portfolios, among others) that substantially prevent or restrict the investment by any such institutional investors in the Shares;

	VI.	default, by the Company, in any of its respective obligations set forth herein and/or in any other Global Offering Documents;

VII.

subsequent to the execution date hereof or the dates of the Prospectuses, any event that may have a Material Adverse Effect that, in the Brazilian Underwriters’ opinions, makes it impractical or inadvisable not to proceed with the conduct of the Offering as set forth in the Prospectuses or the Global Offering Documents;

VIII.

subsequent to the execution date hereof, commencement of any proceeding aiming at a ruling of bankruptcy, filing for judicial or extrajudicial reorganization, insolvency, dissolution or liquidation and any other insolvency actions, involving the Company, Sadia and/or the respective subsidiaries.

18.2

This Agreement may also be terminated without any obligations and/or liens to any of the parties hereto with respect to the provisions hereby agreed upon, except for the payment of the Expenses, as set forth in Section 18.3 below, in the event of verification, at CVM’s discretion, of a material, subsequent and unpredictable change in the circumstances actually existing upon the filing of the Offering registration request, or that give rise thereto, resulting in a significant increase in the risks borne by the Company that cause CVM to accept the request for modification or revocation of the Offering, in conformity with Article 25 of CVM Instruction 400.

18.3

In the event of termination or rescission hereof in conformity with Sections 18.1 or 18.2 above, the Expenses shall be reimbursed by the Company to the Brazilian Underwriters and the International Underwriters, as set forth herein, within a period of up to 10 (ten) days counted from the termination date.

19.	INDEMNIFICATION

19.1	The Company undertakes to:

I.

indemnify, defend and hold harmless each of the Brazilian Underwriters and the respective officers, directors, employees and members and any person who controls such Brazilian Underwriter within the meaning of Article 116 of the Brazilian Corporate Law, and the successors and permitted assignees of any of the foregoing, against any losses, expenses claims, damages or liabilities (including reasonable legal costs) that, jointly or severally, any of such Brazilian Underwriters or any of the foregoing may incur within the scope of the Global Offering or under Brazilian or other laws, insofar as such losses, damages, expenses, liabilities or claims (or actions in respect thereof) arise out of or are based upon (i) any untrue statement and/or alleged untrue statement of any material fact contained in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials (“Untrue Statement”); or (ii) the omission or alleged omission to state a material fact required to be stated or necessary to make the statements in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials, not misleading (“Material Omission”), including any losses, damages, claims or liabilities arising out of or based upon the Company’s failure to perform its obligations as set forth in Section 15.1 above, item XIV; and

II.

reimburse the Brazilian Underwriters and any of the foregoing for any legal or other expenses reasonably incurred by such Brazilian Underwriters or any of the foregoing in connection with investigating or defending such loss, claim, damage, liability or action as such expenses are incurred;

provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability or claim arises out of or is based upon an Untrue Statement or Material Omission in reliance upon any information relating to such Brazilian Underwriter furnished in writing to the Company by any of the Brazilian Underwriters specifically for use in the Prospectuses or Marketing Material, it being understood and agreed that the only such information furnished by any Brazilian Underwriter consists of the information described as such in Section 19.3 below.

19.2	Sadia undertakes to:

	I.	indemnify, defend and hold harmless each of the Brazilian Underwriters and the respective officers, directors, employees and members and any person who controls such Brazilian Underwriter within the meaning of Article 116 of the Brazilian Corporate Law, and the successors and permitted assignees of any of the foregoing, against any losses, expenses claims, damages or liabilities (including reasonable legal costs) that, jointly or severally, any of such Brazilian Underwriters or any of the foregoing may incur within the scope of the Global Offering or under Brazilian or other laws, insofar as such losses, damages, expenses, liabilities or claims (or actions in respect thereof) arise out of or are based upon (i) any Untrue Statement contained in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials; or (ii) any Material Omission in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials, in each case, insofar, and solely insofar, as such Untrue Statement or Material Omission is made in reliance upon and in conformity with the information furnished by Sadia to the Company in writing, for use in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials; and

II.             reimburse the Brazilian Underwriters and any of the foregoing for any legal or other expenses reasonably incurred by the Brazilian Underwriters or any of the foregoing in connection with investigating or defending such loss, claim, damage, liability or action as such expenses are incurred;

it being understood and agreed that the only such information furnished by Sadia consists of the information contained in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials, in the 20-F Report and 6-K Form.

19.3         Each of the Brazilian Underwriters severally and not jointly undertakes to

I.            indemnify and hold harmless the Company and Sadia, and the respective directors and officers and any person who controls the Company or Sadia, however the case may be, within the meaning of Article 116 of the Brazilian Corporate Law, against any losses, damages, expenses, claims or liabilities (including reasonable legal costs) that, jointly or severally, the Company or Sadia or any of the foregoing, however the case may be, may incur within the scope of the Global Offering or under Brazilian or other laws, insofar as such losses, damages, expenses, liabilities or claims arise out of or are based upon (i) any Untrue Statement contained in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials; or (ii) any Material Omission

in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials, in each case, insofar, and solely insofar, as such Untrue Statement or Material Omission is made in reliance upon and in conformity with the information furnished by the respective Brazilian Underwriter or on its behalf to the Company in writing, specifically for use in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials; and

II.            reimburse the Company and Sadia and any of the foregoing for any legal or other expenses reasonably incurred by the Company or Sadia or any of the foregoing in connection with investigating or defending such loss, claim, damage, liability or action as such expenses are incurred; it being understood that the total liability of each of the Brazilian Underwriters under this Section 19.3 is hereby limited, in any event, to the net value received by the respective Brazilian Underwriter as Compensation.  The only information furnished in writing by any of the Brazilian Underwriters to the Company specifically for use in the Prospectuses (or any amendment thereto or supplementation thereof) or the Marketing Materials consists of the respective denominations contained in the cover of the Prospectuses and the information contained under caption “Information on the Offering — Stabilization of the Price of the Share” and “Presentation of Intermediary Institutions”, contained in the Brazilian Prospectuses.

19.4         The indemnification referred to in this Section 19 shall observe the following procedure:

I.              promptly after any person, who has right to indemnification under this Section 19 (“Indemnified Party”), receives notice of the commencement of any action, suit, proceeding or claim, such Indemnified Party will, if a claim in respect thereof is to be made against the person responsible for the payment of the indemnification under this Section 19 (“Indemnifying Party”), notify the Indemnifying Party of the commencement of such action, suit, proceeding or claim (“Claim”); but the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have (a) under this Section 19, except to the extent that such Indemnifying Party has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure by the Indemnified Party; or (b) with respect to any Indemnified Party in any other manner other than those set forth in this Section 19;

II.            in case any such Claim is brought against any Indemnified Party and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein and, to the extent that it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party will not be liable to such Indemnified Party under this Section 19.4 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation;

III.           the Indemnifying Party shall not be liable, without the Indemnified Party’s written consent, for any settlement of any Claim, in progress or threatened, to which such Indemnified Party is or could have been party, and with respect to which indemnification could have been required in conformity herewith by such Indemnified Party, except if such settlement (a) includes an unconditional release of the Indemnified Party of any and all liability relating to any Claim; and (b) does not include a statement with respect to the fault, guilty or failure to act by or on behalf of the Indemnified Party; and

IV.           notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated above, then the Indemnifying Party agrees that it shall be liable for any settlement, transaction or consent with respect to any Claim effected without its written consent if (a) such settlement is entered into more than 60 (sixty) days after receipt by such Indemnifying Party of the aforesaid request, (b) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement, transaction or consent; and (c) such Indemnified Party shall have given the Indemnifying Party at least 30 days’ prior notice of its intention to settle.

19.5         The obligations of (i) the Company and Sadia, as applicable, under this Section 19 shall be in addition to any liability which the Company and Sadia may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Brazilian Underwriter; and (ii) the Brazilian Underwriters under this Section 19 shall be in addition to any liability which the Brazilian Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Company.

19.6         The obligation to indemnify under this Section 19 and the representations and obligations of each of the Company, Sadia and the Brazilian Underwriters set forth herein will remain valid and in full force and effect, regardless of any investigation made by or on behalf of any of the Brazilian Underwriters, the respective officers or directors or any person (including each officer and director of such person) who controls any of the Brazilian Underwriters, or by or on behalf of the Company and its respective officers and directors, and any person who controls the Company, or by or on behalf of any of the respective officers and directors, and will survive the termination hereof or the conduct of the Global Offering.  The Company and the Brazilian Underwriters agree to notify each other about the commencement of any Claim relating to the Global Offering or any of the Prospectuses or any of the Marketing Materials.

20.           VALIDITY PERIOD

20.1         Except for the provisions set forth in Section 20.2 below and without prejudice to the provisions set forth in Sections 17 and 18, the validity period hereof begins as of the execution date hereof and, provided that the parties hereto perform any and all obligations set forth herein, end as of the date of publication of the Announcement of Completion.

20.2         Notwithstanding the provisions set forth in Section 20.1 above, the provisions set forth in Section 15.1 above, items VI, XIX, XXI to XXIX, of Section 15.1.1 above, Section 16.1 above, Section 16.2 above, Section 19 above, this Section 20, Section 21, Section 22 below and Section 23 will survive the termination hereof and shall remain in full force and effect as long as required by law.

21.           NOTICES

21.1         All communications to be delivered by ay of the parties hereunder will be considered as delivered if received with receipt or “confirmation of receipt” issued by Empresa Brasileira de Correios e Telégrafos or cable to the following addresses.  Communications delivered through fax shall be considered as received as of the transmission date, provided that the receipt thereof is confirmed by means of transmission receipt (receipt issued by the fax machine used by the recipient).  The respective original counterparts shall be sent to the following addresses within a period of up to 5 (five) business days after the delivery of the message. The communications shall be sent to the following addresses:

I.              if to the Company:

BRF — Brasil Foods S.A.
Av. Escola Politécnica 760
05350-901  São Paulo, SP
Att.:              Mr. Leopoldo Viriato Saboya
Telephone:   (11) 3718-5421
Fax:   (11) 3714-4436

II.            if to the Brazilian Underwriters:

Banco UBS Pactual S.A.
Av. Brig. Faria Lima 3729, 8º a 10º andares
04538-133  São Paulo, SP
Att.:              Legal Department
                     Mr. Bruno Duque
Telephone:   (11) 3383-2000
Fax:   (11) 3383-2001

BB Banco de Investimento S.A.
Rua Senador Dantas 105, 36º andar
20031-080  Rio de Janeiro, RJ
Att.:              Mr. Renato Bezerra dos Santos
Telephone:   (21) 3808-3507
Fax:   (21) 3808-3239

Banco J.P. Morgan S.A.
Av. Brig. Faria Lima 3729, 14º andar
04538-133  São Paulo, SP
Att.:              Ms. Patricia Moraes
Telephone:   (11) 3048-3700
Fax:   (11) 3048-3760

Banco Santander (Brasil) S.A.
Rua Hungria 1400, 7º andar
01455-000  São Paulo, SP
Att.:              Mr. Bruno Saraiva
Telephone:   (11) 3012-7172
Fax:   (11) 3012-7393

III.           if to BM&FBOVESPA:

BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros
Praça Antonio Prado 48
01010-901  São Paulo, SP
Att.:              Mr. Agenor Silva Júnior
Telephone:   (11) 3233-2357
Fax:              (11) 3233-2726

22.           GENERAL PROVISIONS

22.1         This Agreement is entered into on an irrevocable and irreversible basis and is binding upon the parties and successors thereof on any account.

22.2         The failure, by any of the parties, to demand the performance of any duty or obligation at any time, or the failure, by any of the parties, to exercise any right, authority, power or privilege shall not constitute, in any event whatsoever, a waiver of any such right, authority, power or privilege, or a novation of any obligation, nor shall it affect the right to demand the performance of any and all obligations hereunder.  No waiver shall be valid before the parties or any third parties unless made in writing and prepared by the party’s representative duly authorized to do so.  The rights, authorities, powers or privileges set forth herein are cumulative and in addition to any rights, authorities, powers or privileges set forth under the law.

22.3         The invalidity or annulment, wholly or partially, of any of the provisions hereof shall not affect any other provisions set forth herein, which shall remain valid and in full force and effect at all times until the performance, by the parties, of any and all obligations hereunder.  In the event that the invalidity or annulment of any Section hereof is established, the parties hereby agree to negotiate, in the smallest period of time, for purposes of substitution of the Section deemed as invalid or null and void, the inclusion of any valid terms and conditions herein that reflect the terms and conditions set forth in the invalid or null Section, subject to the intent and purpose of the parties upon the negotiation of the invalid or null Section and the context in which such invalid or null Section is included.

22.4         This Agreement, as well as any of the rights and obligations hereunder, shall not be assigned or transferred, wholly or partially, by any of the parties, without the previous consent in writing of the other parties, and in any event whatsoever, any such assignment or transfer shall have been previously communicated to CVM.

22.5         Any modification, change or amendment hereto shall solely be valid if made in writing, by means of a document executed by all parties hereto, and submitted to CVM, in conformity with Article 35 of CVM Instruction 400.

22.6         Any and all amounts payable to any of the parties by virtue hereof may be charged by means of execution action taking into consideration that the parties hereby acknowledge any such amounts as certain and indisputable debts, and this Agreement shall constitute an extrajudicial execution instrument in conformity with Article 585, item II, of the Code of Civil Procedure.

23.           JURISDICTION

23.1         The parties hereby elect the court of the Judiciary District of São Paulo, in the State of São Paulo, to resolve any conflicts or disputes arising out of this Agreement, to the express exclusion of any other, no matter how privileged it may be.

IN WITNESS WHEREOF, the Parties execute this Agreement in 6 (six) counterparts, the same in content and for one single purpose, in the presence of the 2 (two) undersigned witnesses.

São Paulo, June 21, 2009.

(The signatures are included in the 8 (eight) subsequent pages.)

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BRF — BRASIL FOODS S.A.

/s/ Luis Adalberto Stabile Benicio	/s/ Gilberto Antônio Orsato
Name: Luis Adalberto Stabile Benicio Position: Diretor de Agropecuaria	Name: Gilberto Antônio Orsato Position: Diretor de Recursos Humanos

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BANCO UBS PACTUAL S.A.

/s/ Bruno Duque Horta Nogueira	/s/ Bruno Alexandre Licarião Rocha
Name: Bruno Duque Horta Nogueira Position: Procurador	Name: Bruno Alexandre Licarião Rocha Position: Procurador

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BB BANCO DE INVESTIMENTO S.A.

/s/ Vinicius Balbino Bouhid	/s/ Marcelo Sobreira
Name: Vinicius Balbino Bouhid Position: Gerente Executivo	Name: Marcelo Sobreira Position: Gerente de Divisão

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BANCO J.P. MORGAN S.A.

/s/ Felipe Heinemann	/s/ Juliana Baiardi
Name: Felipe Heinemann Position: Vice President	Name: Juliana Baiardi Position: Executive Director

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BANCO SANTANDER (BRASIL) S.A.

/s/ Roberto Barbuti	/s/ Rodrigo Guedes
Name: Roberto Barbuti Position: CPF: 076.238.618-59	Name: Rodrigo Guedes Position: Superintendente IB

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

SADIA S.A.

/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar Position: Diretor

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

BM&FBOVESPA S.A. — BOLSA DE VALORES, MERCADORIAS E FUTUROS

/s/ Agenor da Silva Junior	/s/ Raquel Ferrari Beato
Name: Agenor da Silva Junior Position: Diretor de Liquidação	Name: Raquel Ferrari Beato Position: DC - GLR

Agreement of Underwriting, Subscription and Distribution of Common Shares Issued by BRF — Brasil Foods S.A. — Signature Page.

Witnesses:

/s/ Mariana Scarabelli dos Santos	/s/ Karina Arsani Lasso
Name: Mariana Scarabelli dos Santos Identity Card: RG: 29.260.077-X SSP-SP CPF/MF: 322.170.858-08	Name: Karina Arsani Lasso Identity Card: RG 34.751.856-4 SSPISP CPF/MF: 343.890.818-29

AGREEMENT OF UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION OF COMMON SHARES ISSUED BY
BRF — BRASIL FOODS S.A.

APPENDIX I

1.	SHARES SUBJECT TO THE GLOBAL OFFERING

1.1	Number of Shares: 115,000,000 (one hundred and fifteen million).

1.1.1	Number of Shares of the Brazilian Offering: 102,686,200 (one hundred and two million, six hundred and eighty-six thousand, two hundred).

1.1.2	Number of Shares of the International Offering: 12,313,800 (twelve million, three hundred and thirteen thousand, eight hundred).

1.2	Number of Over-allotment Shares: 17,250,000 (seventeen million, two hundred and fifty thousand).

1.3	Total number of Shares, excluding Over-allotment Shares: 115,000,000 (one hundred and fifteen million).

1.4	Total number of Shares, including Over-allotment Shares: 132,250,000 (one hundred and thirty two million, two hundred and fifty thousand).

2.	PRICE PER SHARE

2.1	The Price per Share is R$40.00 (forty reais).

3.	NUMBER OF SHARES SUBJECT TO THE FIRM SETTLEMENT GUARANTEE BY THE BRAZILIAN UNDERWRITERS:

3.1	Lead Underwriter: 40,250,000 (forty million, two hundred and fifty thousand) Shares, equivalent to a percentage rate of 35% (thirty five percent) of the Shares originally offered.

3.2	BB BI: 40,250,000 (forty million, two hundred and fifty thousand) Shares, equivalent to a percentage rate of 35% (thirty five percent) of the Shares originally offered.

3.3	J.P. Morgan: 17,250,000 (seventeen million, two hundred and fifty thousand) Shares, equivalent to a percentage rate of 15% (fifteen percent) of the Shares originally offered.

3.4	Santander: 17,250,000 (seventeen million, two hundred and fifty thousand) Shares, equivalent to a percentage rate of 15% (fifteen percent) of the Shares originally offered.

* * * * *

2

AGREEMENT OF UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION OF COMMON SHARES ISSUED BY
BRF — BRASIL FOODS S.A.

APPENDIX  II

1.                                      Road Shows filed with CVM; and

2.                                      Take one and banner filled with and approved by CVM.

* * * * *

AGREEMENT OF UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION OF COMMON SHARES ISSUED BY
BRF — BRASIL FOODS S.A.

APPENDIX  III

Significant Subsidiaries

1.             Perdigão Agroindustrial S.A.

2.             Crossban Holdings GMBH.

3.             Perdigão International Ltd.

4.             Perdix International Foods Comércio Internacional Lda.

* * * * *

AGREEMENT OF UNDERWRITING, SUBSCRIPTION AND DISTRIBUTION OF COMMON SHARES ISSUED BY
BRF — BRASIL FOODS S.A.

APPENDIX  IV

Sadia Significant Subsidiaries

1.             Sadia International Ltd.

2.             Big Foods Indústria de Produtos Alimentícios.

3.             Baumhardt Comercio e Participações Ltda.

4.             Sadia Industrial Ltda.

5.             Rezende Marketing e Comunicações Ltda.

6.             Sadia Overseas Ltd.

7.             Sadia G.m.b.H.

* * * * *